    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1996

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------
                                  SUGEN, INC.

             (Exact name of Registrant as specified in its charter)

           Delaware                 13-3629196
 (State or other jurisdiction    (I.R.S. Employer
              of                  Identification
incorporation or organization)       Number)

                              515 GALVESTON DRIVE
                         REDWOOD CITY, CALIFORNIA 94063
                                 (415) 306-7700
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              Stephen Evans-Freke
                             Chairman of the Board
                                  SUGEN, INC.
                              515 Galveston Drive
                         Redwood City, California 94063
                                 (415) 306-7700

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

                BRIAN C. CUNNINGHAM, ESQ.                                    WILLIAM L. HUDSON, ESQ.
                  GREGORY C. SMITH, ESQ.                                       THOMAS J. LIMA, ESQ.
                    Cooley Godward LLP                                   Brobeck, Phleger & Harrison LLP
                  Five Palo Alto Square                                             One Market
               Palo Alto, California 94306                                      Spear Street Tower
                      (415) 843-5000                                     San Francisco, California 94105
                                                                                  (415) 442-0900

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

   As soon as practicable after the Registration Statement becomes effective.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                               PROPOSED MAXIMUM    PROPOSED MAXIMUM
                        TITLE OF                              AMOUNT TO         OFFERING PRICE        AGGREGATE
                SHARES TO BE REGISTERED                     BE REGISTERED        PER UNIT(2)      OFFERING PRICE(2)
Common Stock                                                 2,300,000(1)           $13.50           $31,050,000


                        TITLE OF                              AMOUNT OF
                SHARES TO BE REGISTERED                    REGISTRATION FEE
Common Stock                                                  $9,409.00

(1) Includes 300,000 shares of Common Stock issuable upon exercise of the underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices on October 10, 1996 as reported on the Nasdaq National Market.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 Subject to Completion, dated October 15, 1996

PROSPECTUS

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                ----------------

    All of the shares of Common Stock offered hereby are being offered by SUGEN, Inc. ("SUGEN" or the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SUGN." The last reported sale price of the Common Stock on October 14, 1996, as reported by the Nasdaq National Market, was $13.88 per share. See "Price Range of Common Stock."
                             ---------------------

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                               ------------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
   AND    EXCHANGE   COMMISSION   OR    ANY   STATE   SECURITIES   COMMISSION
     NOR  HAS  THE  SECURITIES  AND   EXCHANGE  COMMISSION  OR  ANY   STATE
        SECURITIES    COMMISSION   PASSED    UPON   THE    ACCURACY   OR
           ADEQUACY   OF   THIS   PROSPECTUS.   ANY    REPRESENTATION
                   TO  THE CONTRARY  IS A CRIMINAL  OFFENSE.

                                                              Underwriting
                                             Price to         Discounts and       Proceeds to
                                              Public         Commissions (1)      Company (2)
Per Share..............................          $                  $                  $
Total (3)..............................          $                  $                  $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of $850,000 payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions as set forth herein solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds  to the Company will  be $          ,
    $        AND $        , respectively. See "Underwriting."
                             ---------------------

    The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawl, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New
York, on or about             , 1996.

                             ---------------------

LEHMAN BROTHERS

                                 UBS SECURITIES

                                                               HAMBRECHT & QUIST

            , 1996

                             AVAILABLE INFORMATION

    The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Citicorp Center 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission also makes electronic filings publically available on the Internet within 24 hours of acceptance. The Commission's Internet address is http://www.sec.gov. The Commission's site also contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission.

    Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any document or contract may be incomplete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act are by this reference incorporated in and made a part of this
Prospectus: (1) the Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Amendment Nos. 1 and 2 filed on Form 10-K/A,
(2) the Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, (3) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and (4) the description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A filed with the Commission on September 13, 1994.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon a written or oral request to SUGEN, Inc.:
Attention: Nina W. Ferrari, Manager, Corporate Communications and Investor Relations, 515 Galveston Drive, Redwood City, California 94063, telephone number
(415) 306-7700.
                            ------------------------

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING THE INFORMATION UNDER "RISK FACTORS." EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    SUGEN is a biopharmaceutical company focused on the discovery and development of small molecule drugs which target specific cellular signal transduction pathways. Signal transduction is the process by which a signal from the exterior of a cell is transmitted to the cell nucleus, resulting in the activation or suppression of specific genes. Dysfunctional signal transduction pathways have been implicated in disease areas such as cancer and diabetes as well as dermatology, ophthalmology and in disorders of the cardiovascular, immune and neurological systems. The main focus of SUGEN's research and drug development programs is on specific signalling pathways regulated by tyrosine kinases ("TKs"), tyrosine phosphatases ("TPs") and serine-threonine kinases ("STKs"). TKs, TPs and STKs can take the form of cell-surface receptors or intra-cellular signalling molecules. Cell surface receptor TKs, receptor TPs and receptor STKs are three of the largest known families of receptors in the body and are key regulators of critical cellular functions including growth, maturation, migration, metabolism and survival. Aberrant signalling of TKs, TPs and STKs has been shown to result in a variety of chronic and acute pathological disorders. SUGEN's founding scientists, Dr. Axel Ullrich of the Max-Planck-Institut fur Biochemie ("MPI") and Dr. Joseph Schlessinger of New York University Medical Center ("NYU"), are pioneers in the discovery and characterization of TKs, TPs and their signalling pathways.

    SUGEN is pursuing two separate business models for commercialization of its products and technologies, one for oncology and one for applications outside of cancer. In the cancer field, SUGEN is committed to building a vertically integrated oncology business in North America, with the objective of bringing to market a family of target-specific signal transduction inhibitors that are proprietary to SUGEN. In cancer, the Company believes that it will become standard practice to classify tumors by their molecular trigger, thereby enabling physicians to prescribe the appropriate signal transduction inhibitor drug as part of a treatment regimen. SUGEN believes it is a leader in the research and discovery of novel signal transduction targets for cancer drug development.

    In December 1994, the Company filed its first Investigational New Drug ("IND") application with the U.S. Food and Drug Administration ("FDA") for SU101, a platelet-derived growth factor receptor ("PDGF TK") signalling antagonist. Imbalances in the PDGF TK signalling pathway have been implicated by SUGEN and others in subsets of several cancers including brain, ovarian, prostate, lung and melanoma. Currently, the Company is sponsoring three separate Phase I clinical trials and has recently initiated a Phase I/II clinical trial with SU101.

    As of October 15, 1996, SU101 had been administered to a total of 84 patients with advanced malignancies in the four trials. The drug, delivered by intravenous infusion, is well tolerated and demonstrates a half-life of approximately two weeks. The lead SU101 Phase I clinical trial has enrolled 39 recurrent glioma patients. The Company has completed enrollment at a dose nearly thirty times the starting dose for this study without observing clinically significant toxicities. Of the 34 currently assessable patients in this study, 15 have experienced stable disease or better (beyond the 10 week median time to disease progression expected for this patient group), with four of these patients experiencing greater than 50% tumor shrinkage with duration of response ongoing to date (more than 10 months). The lead study will continue to accrue a limited number of patients under a different dosing regimen, using a loading dose with maintenance therapy every other week. Data analyzed from this final cohort of patients will facilitate the initiation of a multicenter, randomized study in patients with recurrent brain tumors in first-relapse, anticipated to commence in early 1997.

    SUGEN currently is pursuing six additional proprietary cancer-related drug development programs. The most advanced of these include the Flk-1 TK angiogenesis inhibition program that addresses patients with solid tumors, in which the Company plans to select an IND candidate before the end of 1996 and to file an IND in 1997, and the GRB-2 inhibitor program in which lead compounds are now undergoing IN VIVO pharmacology studies. The Company is also working to develop a second generation PDGF TK signalling inhibitor as an orally administrable complement to SU101.

    SUGEN's cancer drug development strategy is designed to facilitate the rapid progression from Phase I clinical studies to FDA approval and product launch, and thus the Company is targeting fast track entry indications for clinical development even where these constitute a relatively small subset of the potentially addressable patient population. Once a product has been introduced to the clinic, SUGEN will work with the National Cancer Institute ("NCI") and the oncology community to expand usage of the drug beyond initial labelling. In order to market its products effectively, the Company intends to build a U.S. sales force of approximately 50 experienced representatives who will target the major cancer treatment centers. The Company will also seek to in-license and market additional late-stage cancer assets that serve to complement SUGEN products, and intends to work with a partner to develop genomic-based cancer diagnostics.

    SUGEN is committed to pursuing in parallel the clinical development of a number of target-specific cancer drugs in North America, concentrating each clinical development program on entry indications in which patients have very poor prognoses and no satisfactory alternative therapies. For each of its cancer development programs, the Company seeks to find partners for European and Asian territories in order to share development costs. This strategy is exemplified by the collaboration with ASTA Medica Aktiengesellschaft ("ASTA Medica") with respect to the Pan-Her and Raf inhibitor programs, in which Asta Medica is the Company's partner in Europe and South America.

    Separate from this strategy, the Company is funding a portion of its ongoing cancer research through a collaboration with Zeneca Limited, a major international pharmaceutical company. Zeneca is the Company's collaboration partner and worldwide licensee with respect to five undisclosed cancer drug discovery and development programs, on which SUGEN will receive milestone payments and royalties on worldwide sales and will also have the opportunity to earn profit participation in the North American market by contributing to clinical development costs.

    SUGEN is also applying its drug discovery platform to disease areas outside oncology, including diabetes, dermatology, ophthalmology, neurological disorders and immunology. In these areas, SUGEN intends to pursue the commercialization of its technology through joint ventures or collaborations in which SUGEN contributes validated targets, screening technologies and drug leads while the partner provides the disease and clinical expertise as well as funding to bring potential products to market. This strategy is exemplified by a collaboration agreement entered into in October 1996 with Allergan, Inc. ("Allergan"). Through this collaboration, Allergan became SUGEN's exclusive corporate partner in ophthalmic neovascularization field, with the aim of utilizing SUGEN's proprietary small molecule signal transduction inhibition technology to develop novel therapies for the treatment of such major ophthalmic diseases as macular degeneration and diabetic retinopathy.

    SUGEN, Inc. was incorporated in Delaware in 1991. The Company's executive offices are located at 515 Galveston Drive, Redwood City, California 94063, and its telephone number is (415) 306-7700. "SUGEN" is a trademark of the Company. This Prospectus also contains trademarks of companies other than the Company.

                                  THE OFFERING

Common Stock offered.........................  2,000,000 shares
Common Stock outstanding after the
 Offering....................................  12,528,572 shares (1)
Use of proceeds..............................  For  research  and  development   activities,
                                               including  preclinical and  clinical testing,
                                               investments   in   complementary    business,
                                               general   corporate   purposes   and  working
                                               capital
Nasdaq National Market Symbol................  SUGN

                             SUMMARY FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                         PERIOD FROM
                                          INCEPTION
                                         (AUGUST 16,                                                   SIX MONTHS ENDED
                                          1991) TO               YEAR ENDED DECEMBER 31,                   JUNE 30,
                                        DECEMBER 31,   --------------------------------------------  --------------------
                                            1991         1992       1993        1994        1995       1995       1996
                                        -------------  ---------  ---------  ----------  ----------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Contract revenue......................    $      --    $   1,080  $   5,470  $    6,270  $   13,843  $   6,875  $   7,908
Costs and expenses:
Research and development..............          408        4,531     10,251      17,079      23,226     10,563     14,332
General and administrative............          465        1,591      2,169       3,106       5,086      2,389      2,967
                                             ------    ---------  ---------  ----------  ----------  ---------  ---------
Total costs and expenses..............          873        6,122     12,420      20,185      28,312     12,952     17,299
                                             ------    ---------  ---------  ----------  ----------  ---------  ---------
Operating loss........................         (873)      (5,042)    (6,950)    (13,915)    (14,469)    (6,077)    (9,391)
Other income, net.....................           45           86        283         251       2,500      1,705        934
                                             ------    ---------  ---------  ----------  ----------  ---------  ---------
Net loss..............................    $    (828)   $  (4,956) $  (6,667) $  (13,664) $  (11,969) $  (4,372) $  (8,457)
                                             ------    ---------  ---------  ----------  ----------  ---------  ---------
                                             ------    ---------  ---------  ----------  ----------  ---------  ---------
Net loss per share....................    $   (0.70)   $   (3.00) $   (3.89) $    (4.15) $    (1.32) $   (0.51) $   (0.81)
                                             ------    ---------  ---------  ----------  ----------  ---------  ---------
                                             ------    ---------  ---------  ----------  ----------  ---------  ---------
Shares used in computing net loss per
 share................................        1,177        1,649      1,712       3,296       9,085      8,651     10,486
                                             ------    ---------  ---------  ----------  ----------  ---------  ---------
                                             ------    ---------  ---------  ----------  ----------  ---------  ---------
Pro forma net loss per share (2)......    $   (0.36)   $   (1.37) $   (1.39) $    (2.22)
                                             ------    ---------  ---------  ----------
                                             ------    ---------  ---------  ----------
Shares used in computing pro forma net
 loss per share (2)...................        2,274        3,618      4,786       6,143
                                             ------    ---------  ---------  ----------
                                             ------    ---------  ---------  ----------

                                                                                              JUNE 30, 1996
                                                                                        --------------------------
                                                                                                     AS ADJUSTED
                                                                                          ACTUAL         (3)
                                                                                        ----------  --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.....................................  $   40,238    $   65,760
Total assets..........................................................................      46,498        72,020
Capital lease obligations, non-current portion........................................       3,408         3,408
Accumulated deficit...................................................................     (46,618)      (46,618)
Total stockholders' equity............................................................      32,807        58,329

------------------------------
(1) Excludes, as of June 30, 1996, an aggregate of 2,723,154 shares of Common Stock consisting of the following: 2,132,912 shares of Common Stock reserved for issuance pursuant to the Company's stock option plans, pursuant to which options to purchase 1,873,075 shares were outstanding as of June 30, 1996; 433,644 shares of Common Stock issuable pursuant to warrants; and 156,598 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan. Subsequent to June 30, 1996, the Company issued (i) 158,232 shares of Common Stock to employees upon exercise of stock options outstanding prior to June 30, 1996; (ii) 20,410 shares of Common Stock to employees under the Company's Employee Stock Purchase Plan; and (iii) 191,571 shares of Common Stock to Allergan in connection with the execution of a collaboration agreement in October 1996.

(2) Pro forma net loss per share information gives effect to the conversion of all Preferred Stock outstanding from the date of issuance. See Note 1 of Notes to Financial Statements.

(3) As adjusted to reflect receipt of the estimated net proceeds from the sale of 2,000,000 shares of Common Stock at an assumed public offering price of $13.88 per share. See "Use of Proceeds" and "Capitalization."

                         ------------------------------
    THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE FACTORS DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

                                  RISK FACTORS

    THE FOLLOWING RISK FACTORS, INHERENT IN AND AFFECTING THE BUSINESS OF THE COMPANY, IN ADDITION TO THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE, SHOULD CAREFULLY BE CONSIDERED BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

EARLY STAGE OF DEVELOPMENT; TECHNOLOGICAL CHANGE

    SUGEN is at an early stage of development and must be evaluated in light of the uncertainties and complications present in a biotechnology company. The Company has only been in existence since 1991 and to date only a single drug candidate (SU101) has entered human clinical testing. To achieve profitable operations on a continuing basis, the Company, alone or with collaborative partners, must successfully develop, manufacture, introduce and market its proposed products. There can be no assurance that the Company will be able to discover any additional lead compounds or develop any commercial products. The time necessary to achieve market success for any individual product is long and uncertain. Products, if any, resulting from the Company's research and development programs are not expected to be commercially available for a number of years even if they are successfully developed and proven to be safe and effective. There can be no assurance that any of the Company's product development efforts or those of its collaborative partners will be successfully completed, that regulatory clearances will be obtained or will be as broad as sought, that the Company's products will be capable of being produced in commercial quantities at reasonable cost or that any products, if introduced, will achieve market acceptance.

    Drug discovery and development methods based upon TKs, TPs and STKs and their signalling pathways are relatively new, and there can be no assurance that these methods will lead to the discovery or development of lead compounds or commercial products or that the Company will be able to employ these methods of drug discovery or development successfully. One of the Company's compounds has been approved for clinical testing, but there can be no assurance that any other of the Company's current or proposed compounds will be submitted or accepted for clinical testing. In addition, safety or efficacy of the Company's compounds has not been demonstrated. As the Company's additional potential lead compounds are identified, they will require significant additional development, preclinical and clinical testing, regulatory clearance and additional investment prior to their commercialization, and there can be no assurance that any of these efforts will be successful.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

    The operations of the Company to date have consumed substantial amounts of cash, and substantial additional funds will be necessary in order to conduct the costly and time consuming research and preclinical and clinical testing required to develop its proposed products and to establish manufacturing and marketing capabilities. The Company's future capital requirements will depend on many factors, including, among others, continued scientific progress of its research and development programs, the ability of the Company to establish collaborative arrangements, progress with preclinical and clinical trials of its product candidates, the time and costs involved in obtaining regulatory clearance, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, competing technological and market developments, changes in its existing research relationships and commercialization activities and arrangements. The Company estimates that its existing capital resources, after giving effect to the anticipated net proceeds from this Offering, together with facility and equipment financing, expected revenues from its current collaborations and net income from investment activities, will be sufficient to fund its planned operations into the second half of 1998. The Company anticipates that the funds from future collaborations will extend this time period. However, there can be no assurance that the Company will enter into any such collaboration. There can be no assurance that the underlying assumed levels of revenue and expense will prove accurate. The Company intends to seek additional funding through collaborative arrangements, public or private equity or debt financings and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms or at all. If additional funds are raised by issuing equity securities, further dilution to stockholders may result. In addition, in the event that additional funds are obtained through arrangements with collaborative partners, such arrangements may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself. If adequate funds are not available, the Company may be required to delay, reduce the scope of or eliminate one or more of its research or development programs, which would have a material adverse effect on the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT

    The Company has experienced significant operating losses since its inception in 1991. As of June 30, 1996, the Company had an accumulated deficit of approximately $47 million. The Company expects to continue to incur significant additional operating losses over the next several years and expects cumulative losses to increase substantially as the Company's research and development efforts, including preclinical and clinical testing, are expanded. The Company's ability to achieve profitability is dependent on its ability, alone or with others, to complete successfully the development of its proposed products, obtain the required regulatory clearances and manufacture and market its proposed products. There can be no assurance if or when the Company will achieve profitability.

DEPENDENCE ON COLLABORATIVE RELATIONSHIPS

    The Company's strategy for the discovery, development, clinical testing, manufacturing and commercialization of its proposed products includes entering into various collaborations with corporate partners, licensors, licensees and others, and is dependent upon the subsequent success of these outside partners in performing their responsibilities. Currently, the Company has corporate collaborations with Zeneca, ASTA Medica and Allergan. Although the Company believes that Zeneca, ASTA Medica, Allergan and any future corporate partners have or will have an economic motivation to perform their contractual responsibilities, the amount and timing of resources to be devoted to these activities by corporate partners are not within the control of the Company. There can be no assurance that such partners will perform their obligations as expected or that the Company will derive any additional revenue from such arrangements over and above the contractual payment amounts. Moreover, there can be no assurance that SUGEN will succeed in identifying lead compounds or developing commercial products from either current or future collaborations.

    The term of the Zeneca collaboration expires in January 2000, unless the parties elect to extend such term. The collaborations with Zeneca, ASTA Medica and Allergan may be terminated under certain circumstances including, in the case of the Zeneca collaboration, a change in control of the Company. Termination of these collaborations could result in the Company relinquishing rights to certain technology or products jointly developed with the respective party. In addition, the collaborations may be terminated for material breach. The termination or material reduction in the scope of the collaborations could have a material adverse effect on the Company.

    In December 1995, the Company received, among other things, a technology set-up fee of $4 million in connection with the ASTA Medica agreement. During 1996 the Company will recognize a wind-down fee of $4.3 million in connection with the termination of the Amgen agreement. Through June 30, 1996, the majority of the set-up and wind-down fees from the ASTA Medica and Amgen collaborations, respectively, had been recognized as revenues, and the Company will recognize the remaining part of these fees during 1996. Thereafter, the Company will not recognize any additional revenue under the Amgen collaboration, and will recognize additional revenue under the ASTA Medica collaboration only upon achievement of specified milestones and for contract services for non-collaboration work. In October 1996, SUGEN entered into a collaboration agreement with Allergan to identify, develop and commercialize novel angiogenesis inhibitors for the treatment of ophthalmic diseases. The Company received a $2 million initial payment for past research services, will receive annual research funding and expects to receive additional fees upon the achievement of specified milestones and royalties on any product sales. In addition, Allergan purchased $4 million of Common Stock at $20.88 per share. As a result, the Company will be required to enter into new collaborations, in addition to the Allergan collaboration, in order to replace the revenues recognized under these collaborations in 1996. No assurances can be given as to the ability of the Company to enter such collaborations on a timely basis or at all.

    There can be no assurance that Zeneca, ASTA Medica and Allergan or any other future collaborator will not pursue their existing or alternative technologies in preference to those being developed in collaboration with the Company.
Furthermore, there can be no assurance that the Company will be able to negotiate additional collaborative arrangements on acceptable terms, if at all, or that such collaborations will be successful. To the extent that the Company chooses not to or is unable to establish such arrangements, it would require substantially greater capital to undertake research, development and marketing of its proposed products at its own expense. In addition, the Company may encounter significant delays in introducing its proposed products into certain markets or find that the development, manufacture or sale of its proposed products in such markets is adversely affected by the absence of such collaborative agreements.

    To complement its internal research capabilities, the Company works closely with Dr. Joseph Schlessinger's laboratory within the Department of Pharmacology at New York University ("NYU"), Dr. Axel Ullrich's Department of Molecular Biology at Max-Planck-Institut fur Biochemie ("MPI") and Dr. Werner Risau's laboratory at the Max-Planck-Institut fur Physiologische and Klinische Forschung ("MPP") (MPI and MPP are collectively referred to herein as "Max-Planck Society" or "MPS"). While NYU and MPS have made certain contractual commitments to the Company, they are independent entities and are not under the control of the Company or its officers or directors. Furthermore, the contracts between the Company and NYU and MPS (collectively, the "Research Contracts") do not obligate these institutions to devote any specified level of resources to the research related to potential products for the Company, nor do the Research Contracts require the principal researchers, or any member of their respective research teams, to continue to conduct research related to potential products for the Company. In addition, under the Research Contracts, NYU and MPS retain freedom to select the methods to be used by them in pursuing their research. There can be no assurance that NYU or MPS will continue to conduct research related to potential products for SUGEN or that they will select research targets, or the means to address them, in a manner consistent with the Company's best interests.

    The Company's contracts with NYU, MPI and MPP expire in August 1997, August 1997 and October 1999, respectively. There can be no assurance that these contracts will be renewed, or that any renewal will be made on terms as favorable to the Company as those contained in the existing contracts. The termination or expiration of any of the Research Contracts, or the failure by NYU or MPS to continue to conduct research related to the Company's potential products under the Research Contracts, could have a material adverse effect on the Company. See "Business -- Corporate and Clinical Development Collaborations."

UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY RIGHTS; POSSIBLE PATENT LITIGATION

    The Company's success will depend in part on its ability to obtain patents, maintain trade secrets and operate without infringing on the proprietary rights of others, both in the United States and in other countries. Patent matters in biotechnology, and in particular with respect to receptors as screening tools and/ or the DNA encoding them, are highly uncertain and involve complex legal and factual questions. Accordingly, the availability of and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. As of September 30, 1996, SUGEN held exclusive rights to at least six issued U.S. patents and had filed and/or held exclusive licenses to approximately 115 United States patent applications, as well as related foreign patent applications. There can be no assurance that the Company will develop products or processes that are patentable, that patents will issue from any of the pending applications, or that claims allowed will be sufficient to protect the Company's technology. There can be no assurance that the Company's patents, if issued, will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company. Competitors have been issued patents, may have filed applications or may obtain additional patents and proprietary rights relating to products or processes competitive with those of the Company or which could block the Company's efforts to obtain patents.

    A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the field of TKs, TPs and STKs and related downstream signalling molecules. The commercial success of the Company will depend in part on SUGEN not infringing patents issued to competitors and not breaching the technology licenses upon which any

Company products are based. The Company in the past has been, and from time to time in the future may be, notified of claims that the Company may be infringing patents or other intellectual property rights owned by third parties. Certain patent applications or patents of the Company's competitors may conflict with the Company's patents and patent applications, and SUGEN is aware that other companies have filed patent applications and have been granted patents in the United States and other countries claiming subject matter potentially useful or necessary to the Company. Such conflicts could result in a significant reduction in the scope of the coverage of the Company's issued or licensed patents. In addition, if patents are issued to other companies which contain competitive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to these patents or to develop or obtain alternative technology. If any licenses are required, there can be no assurance that the Company will be able to obtain any such license on commercially favorable terms, if at all, and if these licenses are not obtained, the Company might be prevented from pursuing the development of certain of its potential products. The Company's breach of an existing license or failure to obtain a license to any technology that it may require to commercialize its products may have a material adverse impact on the Company. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third party proprietary rights. There can be no assurance that the Company's issued or licensed patents would be held valid by a court of competent jurisdiction. Even if the outcome of such litigation is favorable, the cost of such litigation and the diversion of the Company's resources during such litigation could have a material adverse effect on the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology, any of which could have a material adverse effect on the Company. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company.

    SU101 is a member of the isoxazole family of compounds generally known by the name leflunomide. Leflunomide was discovered more than 15 years ago. A large pharmaceutical company holds a number of United States and foreign patents and has filed applications in the United States and abroad covering compositions of matter and pharmaceutical uses of leflunomide and structurally related compounds. While the Company believes at this time that it will receive method of use patent protection on SU101, there can be no assurance that any such patent protection will be issued. SUGEN believes its research and development and its clinical trials with SU101 in the United States are protected from claims of infringement of the United States patents because such activities are being conducted solely for uses reasonably related to development and submission of information to the FDA for regulatory approval. Although the Company cannot predict whether or when SU101 will be approved by the FDA for marketing in the United States, it believes that certain of the pharmaceutical company's patents in the United States may have expired when marketing does begin and that the remaining United States patents are either invalid or will not be infringed by the manufacture and sale of SU101. However, the Company has learned that additional patents recently issued in the United States to the pharmaceutical company covering the use of leflunomide and structurally related compounds for the treatment of named cancers. The Company presently does not know if commercialization of SU101 will infringe these additional patents but believes that the additional patents may be subject to claims of invalidity as they relate to SU101. If the additional patents were determined to be valid with respect to SU101, the Company may be required to obtain a license from the pharmaceutical company in order to manufacture and sell SU101 in the United States. The Company presently does not intend to commercialize SU101 outside the United States. There can be no assurance that SU101 will not infringe the recently issued patents, that the term of the pharmaceutical company's other existing patents will not be extended, that the claims of the pharmaceutical company's pending patent applications will not be modified prior to issuance so as to enhance their validity or scope, or that a court will agree with the Company's beliefs regarding invalidity and non-infringement of the patents. To date, the pharmaceutical company has not threatened or commenced legal proceedings against the Company concerning possible patent infringement. There can be no assurance that the pharmaceutical company in the future will not assert claims against

SUGEN or that the Company could reach agreement with the pharmaceutical company for a license for SU101 upon favorable terms or at all, if required. The inability of the Company to resolve this matter on favorable terms or at all could have a material adverse effect on the Company. In any event, the assertion of such claims, even if resolved favorably to the Company, could result in substantial costs to the Company.

    SUGEN also relies on trade secrets to protect technology, especially where patent protection is not believed to be appropriate or obtainable. SUGEN attempts to protect its proprietary technology and processes in part by confidentiality agreements with its employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that the Company or its consultants or research collaborators use intellectual property owned by others in their work for the Company, disputes may also arise as to the rights in related or resulting know-how and inventions.

UNCERTAINTIES RELATED TO CLINICAL TRIALS AND PRODUCT DEVELOPMENT

    Before obtaining regulatory clearance for the commercial sale of any of its products under development, the Company must demonstrate through preclinical studies and clinical trials that the potential product is safe and efficacious for use in humans for each target indication. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing, and there can be no assurance that the Company's clinical trials will demonstrate sufficient safety and efficacy necessary to obtain the requisite regulatory approvals or will result in marketable products. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a product under development could delay or prevent regulatory clearance of the potential product and would have a material adverse effect on the Company.

    Any drug is likely to produce some toxicities or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for sufficiently long periods of time. There can be no assurance that unacceptable toxicities or side effects will not occur at any dose level at any time in the course of toxicological studies or of human clinical trials of the Company's potential products. The appearance of any such unacceptable toxicities or side effects in toxicology studies or in clinical trials could cause the Company or regulatory authorities to interrupt, limit, delay or abort the development of any of the Company's product candidates and could ultimately prevent their clearance by the FDA or foreign regulatory authorities for any or all targeted indications. Even after being cleared by the FDA or foreign regulatory authorities, a product may later be shown to be unsafe or to not have its purported effect, thereby preventing its widespread use or requiring withdrawal from the market. There can be no assurance that any products under development by the Company will be safe when administered to patients.

    The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on the Company. In addition, the Company has a limited clinical staff and, as a result, will rely on third parties to assist the Company in overseeing and monitoring the clinical trials, which may result in delays in completing clinical trials, if at all, if such third parties fail to perform under their agreements with the Company or fail to meet regulatory standards in the performance of their obligations under such agreements. There can be no assurance that the Company will be able to submit a new drug application as scheduled if clinical trials are completed or that any such application will be reviewed and cleared by the FDA in a timely manner or at all.

    The Company currently has one drug candidate, SU101, in Phase I/II clinical trials. There can be no assurance that the Company will be able to complete the clinical trials of SU101 successfully, or at all, that other drug candidates entering clinical trials, if any, will successfully complete such trials, or that the Company will be able to demonstrate the safety and efficacy of such drug candidates. Clinical trial results that show insufficient safety or efficacy would have a material adverse effect on the Company.

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY CLEARANCE

    The manufacturing and marketing of the Company's potential products and its ongoing research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against the Company or its potential products.

    Prior to marketing in the United States, any drug developed by the Company must undergo rigorous preclinical and clinical testing and an extensive regulatory clearance process implemented by the FDA under the federal Food, Drug and Cosmetic Act. Satisfaction of such regulatory requirements, which includes satisfying the FDA that the product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Preclinical studies must be conducted in conformance with the FDA's good laboratory practice ("GLP") regulations. Before commencing clinical investigations in humans, the Company must submit to and receive approval from the FDA of an IND. There can be no assurance that submission of an IND would result in FDA authorization to commence clinical trials. Clinical testing must meet requirements for institutional review board oversight, informed consent and good clinical practice requirements and is subject to continuing FDA oversight. The Company does not have extensive experience in conducting and managing the clinical testing necessary to obtain regulatory approval. Clinical trials may require large numbers of test subjects. Furthermore, the Company or the FDA may suspend clinical trials at any time if they believe that the subjects participating in such trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND or the conduct of the trials.

    Before receiving FDA clearance to market a product, the Company will have to demonstrate that the product is safe and effective on the patient population that will be treated. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered
based   upon  additional  government  regulation   from  future  legislation  or
administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Similar delays also may be encountered in foreign countries. There can be no assurance that even after such time and expenditures, regulatory clearance will be obtained for any products developed by the Company. If regulatory clearance of a product is granted, such clearance will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical studies. Marketing or promoting a drug for an unapproved indication is prohibited. Furthermore, clearance may entail ongoing requirements for postmarketing studies. Even if such regulatory clearance is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including costly recalls or even withdrawal of the product from the market. There can be no assurance that any compound developed by the Company alone or in conjunction with others will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance.

    Outside the United States, the Company's ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community ("EC") certain registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA clearance set forth above.

INTENSE COMPETITION; RAPID TECHNOLOGICAL CHANGE

    SUGEN is engaged in a rapidly changing field. Other products and therapies that will compete directly with the products that the Company is seeking to develop and market currently exist or are being developed.

Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase. Most of these companies have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than the Company. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of these competitors have significant products that have been approved or are in development and operate large, well funded research and development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for products and clinical development and marketing. These companies and institutions compete with the Company in recruiting and retaining highly qualified scientific and management personnel. In addition to the above factors, SUGEN will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position. There is intense competition for access to libraries of compounds to use for screening and any inability of the Company to maintain access to sufficiently broad libraries of compounds for screening potential targets would have a material adverse effect on the Company. There is no assurance that the Company's competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company. See "-- Uncertainty of Protection of Patents and Proprietary Rights; Possible Patent Litigation."

NEED TO ATTRACT AND RETAIN KEY OFFICERS, EMPLOYEES AND CONSULTANTS

    The Company is highly dependent on key members of its scientific and management staff, the loss of whose services might significantly delay or prevent the achievement of research, development, or business objectives. The Company does not maintain "key person" life insurance on the lives of any officer, employee or consultant of the Company. In addition, the Company relies on consultants and advisors, including the members of its Science Advisory Board and Clinical Advisory Board, to assist the Company in formulating its research and development strategy. Retaining and attracting qualified personnel, consultants and advisors is critical to the Company's success. In order to pursue its product development and marketing plans, the Company will be required to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation, manufacturing and marketing. These requirements are also expected to demand the attention of management personnel and the development of additional expertise by existing management personnel. The Company faces competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that the Company will be able to attract and retain such individuals on acceptable terms, if at all, and the failure to do so would have a material adverse effect on the Company. See "Management."

POTENTIAL VOLATILITY OF STOCK PRICE

    The Common Stock currently trades on the Nasdaq National Market. The securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of the Common Stock, like that of the common stock of many other early stage biotechnology companies, has been and can in the future be expected to be, highly volatile. Factors such as the fluctuation in the Company's operating results, announcements of technological innovations or new commercial products by the Company or its competitors, progress with clinical trials, governmental regulation, changes in reimbursement policies, developments in patent or other proprietary rights of the Company or its competitors, including litigation, developments in the Company's relationships with current or future collaborative partners, if any, public concern as to the safety and efficacy of drugs developed by the Company and its competitors and general market conditions may have a significant effect on the market price of the Common Stock. See "Price Range of Common Stock."

LACK OF MANUFACTURING EXPERIENCE; RELIANCE ON CONTRACT MANUFACTURERS

    The Company has no manufacturing facilities and relies on other manufacturers to produce its compounds for research and development, preclinical and clinical purposes. The products under development by the Company have never been manufactured on a commercial scale and there can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. If the Company were unable to contract for a sufficient supply of its compounds on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's preclinical and clinical testing schedule would be delayed, resulting in delay in the submission of products for regulatory approval or the market introduction and subsequent sales of such products, which could have a material adverse effect on the Company. Moreover, contract manufacturers that the Company may use must adhere to current Good Manufacturing Practices regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, the FDA pre-market approval of the products will not be granted.

LACK OF MARKETING EXPERIENCE; DEPENDENCE ON THIRD PARTIES

    The Company currently has no sales, marketing or distribution capability. The Company intends to rely on relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces to market certain of its proposed products and to market other products directly. To market any of its products directly, the Company must develop a marketing and sales force with technical expertise and with supporting distribution capabilities. There can be no assurance that the Company will be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that the Company enters into co-promotion or other licensing arrangements, any revenues received by the Company will depend upon the efforts of third parties, and there can be no assurance that such efforts will be successful.

NO ASSURANCE OF MARKET ACCEPTANCE

    There can be no assurance that, if approved for marketing, any of the Company's products under development will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the Company's product candidates and their potential advantages over existing treatment methods, pricing and reimbursement policies of government and third-party payors. There is no assurance that physicians, patients, payors or the medical community in general will accept and utilize any products that may be developed by the Company.

UNCERTAINTY OF PHARMACEUTICAL PRICING AND REIMBURSEMENT

    The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of governmental and third-party payors to contain or reduce the cost of health care. In certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to governmental control. In the United States there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on its business, the announcement of such proposals or efforts could have a material adverse effect on the Company's ability to raise capital, and the adoption of such proposals or efforts could have a material adverse effect on the Company's business and financial condition. Further, to the extent that such proposals or efforts have a material adverse effect on other pharmaceutical companies that are prospective corporate partners for the Company, the Company's ability to establish a strategic collaboration may be adversely affected. In addition, in both domestic and foreign markets, sales of the Company's proposed products will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's proposed products will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development.

PRODUCT LIABILITY EXPOSURE AND UNCERTAIN AVAILABILITY OF INSURANCE

    The use of any of the Company's potential products in clinical trials, and the sale of any approved products may expose the Company to liability claims resulting from the use of its products. These claims might be made directly by consumers, health care providers or by pharmaceutical companies or others selling such products. SUGEN has obtained limited product liability insurance coverage for its human clinical trials. However, insurance coverage is becoming increasingly expensive and no assurance can be given that the Company will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect the Company against losses due to liability. There can also be no assurance that the Company will be able to obtain commercially reasonable product liability insurance for any product approved for marketing. A successful product liability claim or series of claims against the Company could have a material adverse effect on its business, financial condition or results of operations.

HAZARDOUS MATERIALS

    The Company's research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may incur substantial costs to comply with environmental regulations if the Company develops manufacturing capacity.

ANTI-TAKEOVER PROVISIONS

    The Company's Certificate of Incorporation and Bylaws require that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. Special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer of the Company. These and other charter provisions may discourage certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of the stockholders to approve transactions they may deem to be in their best interests. The Board of Directors also has the authority, without action by the stockholders, to fix the rights and preferences of and issue shares of Preferred Stock, which may have the effect of delaying or preventing a change in control of the Company. In addition, the Board of Directors has adopted a Preferred Share Purchase Rights Plan (commonly known as a "poison pill"), and the Company's research collaboration with Zeneca permits Zeneca to terminate the arrangement if a third party acquires 35% or more of SUGEN's voting stock. These provisions also may have the effect of delaying or preventing a change in control of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

    Substantially all of the Company's shares are eligible for sale in the public market. The issuance of Common Stock upon the exercise of stock options and warrants, as well as future sales of such Common Stock or of shares of Common Stock by existing stockholders, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. The Company, subject to certain exceptions, and its officers, directors and certain stockholders holding an aggregate of approximately 4,786,000 shares of Common Stock have agreed not to sell or otherwise dispose of any shares of Common Stock during the 90 day period following the date of this Prospectus without the consent of Lehman Brothers Inc. on behalf of the Underwriters. Lehman Brothers Inc., in its discretion, may permit such sales during such period without public announcement.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of 2,000,000 shares of Common Stock offered hereby are estimated to be approximately $25.5 million at an assumed public offering price of $13.88 per share and after deducting the estimated offering expenses. The Company expects to use the net proceeds from the Offering for research and development activities, including preclinical and clinical testing, and for general corporate purposes, including working capital. The Company estimates that its existing capital resources, after giving effect to the anticipated net proceeds from the offering, together with facility and equipment financing, expected revenues from current collaborations and net income from investment activities will be sufficient to fund its planned operations into the second half of 1998. The Company anticipates that the funds from future collaborations will extend this time period. However, there can be no assurance that the Company will enter into any such collaboration.

    A portion of the proceeds also may be used to acquire or invest in complementary businesses, products or technologies. From time to time, the Company evaluates potential acquisitions of such businesses, products or technologies in the ordinary course of business. Currently, the Company is considering modest investments in such complementary businesses in 1996. The Company has no other present understandings, commitments or agreements with respect to an investment in or acquisition of other businesses, products or technologies.

    Pending their use, the Company intends to invest the proceeds in interest bearing investment grade securities. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding" and "-- History of Operating Losses and Accumulated Deficit."

                          PRICE RANGE OF COMMON STOCK

    The Common Stock began trading publicly on the Nasdaq National Market under the symbol "SUGN" on October 4, 1994. Prior to that date, there was no public market for the Common Stock. The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock reported on the Nasdaq National Market. These prices do not include retail markups, markdowns or commissions.

                                                                               HIGH        LOW
                                                                             ---------  ---------
1994
Fourth Quarter (From October 4, 1994)......................................  $    8.00  $    4.75
1995
First Quarter..............................................................  $    7.75  $    4.63
Second Quarter.............................................................       8.38       4.63
Third Quarter..............................................................      13.88       6.88
Fourth Quarter.............................................................      16.00       9.25
1996
First Quarter..............................................................  $   15.88  $   11.75
Second Quarter.............................................................      15.25      11.25
Third Quarter..............................................................      12.75       9.38
Fourth Quarter (through October 14, 1996)..................................      14.50      11.50

    As of October 14, 1996, there were 278 holders of record of the Common Stock. On October 14, 1996, the last sales price reported on the Nasdaq National Market for the Common Stock was $13.88 per share. See "Risk Factors -- Potential Volatility of Stock Price."

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends. The Company's Board of Directors currently intends to retain any earnings for use in the Company's business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at June 30, 1996 and as adjusted for the sale by the Company of the Common Stock offered hereby at an assumed offering price of $13.88 per share, (after deduction of estimated underwriting discounts and commissions and offering expenses).

                                                                                                JUNE 30, 1996
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Capital lease obligations, non-current portion...........................................  $    3,408   $   3,408
Stockholders' equity:
  Preferred Stock, $.01 par value; 20,000,000 shares authorized, issuable in series;
   300,000 shares designated as Series A Junior Participating Preferred Stock; none
   issued and outstanding................................................................          --          --
  Common Stock, $.01 par value; 30,000,000 shares authorized; 10,528,572 shares issued
   and outstanding; and 12,528,572 shares issued and outstanding, as adjusted (1)........         105         125
  Additional paid-in capital.............................................................      79,623     105,125
  Deferred compensation..................................................................        (303)       (303)
  Accumulated deficit....................................................................     (46,618)    (46,618)
                                                                                           ----------  -----------
    Total stockholders' equity...........................................................      32,807      58,329
                                                                                           ----------  -----------
    Total capitalization.................................................................  $   36,215   $  61,737
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------
(1) Excludes, as of June 30, 1996, an aggregate of 2,723,154 shares of Common Stock consisting of the following: 2,132,912 shares of Common Stock reserved for issuance pursuant to the Company's stock option plans, pursuant to which options to purchase 1,873,075 shares were outstanding as of June 30, 1996; 433,644 shares of Common Stock issuable pursuant to warrants; and 156,598 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan. Subsequent to June 30, 1996, the Company issued (i) 158,232 shares of Common Stock to employees upon the exercise of stock options outstanding prior to June 30, 1996; (ii) 20,410 shares of Common Stock to employees under the Company's Employee Stock Purchase Plan; and
    (iii) 191,571 shares of Common Stock to Allergan in connection with the execution of a collaboration agreement in October 1996.

                                    DILUTION

    The net tangible book value of the Company at June 30, 1996 was approximately $32,807,000 or $3.12 per share. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby (at an assumed public offering price of $13.88 per share), the pro forma net tangible book value of the Company at June 30, 1996 would have been approximately $58,329,000, or $4.66 per share. This represents an immediate increase in such net tangible book value of $1.54 per share to existing stockholders and an immediate dilution of $9.22 per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share......................................             $   13.88
Net tangible book value per share before the Offering........................  $    3.12
Increase per share attributable to new investors.............................       1.54
                                                                               ---------
Pro forma net tangible book value per share after the Offering...............                  4.66
                                                                                          ---------
Dilution per share to new investors..........................................             $    9.22
                                                                                          ---------
                                                                                          ---------

                            SELECTED FINANCIAL DATA

    The selected financial data set forth below with respect to SUGEN's statements of operations for each of the three years in the period ended December 31, 1995 and balance sheet data at December 31, 1994 and 1995, are derived from the financial statements of SUGEN that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere herein and are qualified by reference to such financial statements and the notes related thereto. The statement of operations data for the period from inception (August 16, 1991) to December 31, 1991 and the year ended December 31, 1992 and the balance sheet data as of December 31, 1991, 1992 and 1993 are derived from financial statements audited by Ernst & Young LLP but not included in this Prospectus. The balance sheet data at June 30, 1996 and the statement of operations data for the six months ended June 30, 1995 and 1996 are derived from unaudited financial statements included elsewhere herein. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes related thereto included elsewhere in this Prospectus.

                                              PERIOD FROM
                                               INCEPTION
                                              (AUGUST 16,                                                  SIX MONTHS ENDED
                                               1991) TO               YEAR ENDED DECEMBER 31,                  JUNE 30,
                                             DECEMBER 31,    ------------------------------------------  --------------------
                                                 1991          1992       1993       1994       1995       1995       1996
                                            ---------------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
Contract revenue (includes amounts from
 related party)...........................     $      --     $   1,080  $   5,470  $   6,270  $  13,843  $   6,875  $   7,908
Costs and expenses:
  Research and development................           408         4,531     10,251     17,079     23,226     10,563     14,332
  General and administrative..............           465         1,591      2,169      3,106      5,086      2,389      2,967
                                                  ------     ---------  ---------  ---------  ---------  ---------  ---------
    Total costs and expenses..............           873         6,122     12,420     20,185     28,312     12,952     17,299
                                                  ------     ---------  ---------  ---------  ---------  ---------  ---------
Operating loss............................          (873)       (5,042)    (6,950)   (13,915)   (14,469)    (6,077)    (9,391)
Other income and expense:
  Interest income.........................            45           131        339        529      1,988        908      1,288
  Interest expense........................            --           (45)       (56)      (278)      (494)      (209)      (354)
  Gain on sale of investment in Selectide
   Corporation............................            --            --         --         --      1,006      1,006         --
                                                  ------     ---------  ---------  ---------  ---------  ---------  ---------
    Other income, net.....................            45            86        283        251      2,500      1,705        934
                                                  ------     ---------  ---------  ---------  ---------  ---------  ---------
Net loss..................................     $    (828)    $  (4,956) $  (6,667) $ (13,664) $ (11,969) $  (4,372) $  (8,457)
                                                  ------     ---------  ---------  ---------  ---------  ---------  ---------
                                                  ------     ---------  ---------  ---------  ---------  ---------  ---------
Net loss per share........................     $   (0.70)    $   (3.00) $   (3.89) $   (4.15) $   (1.32) $   (0.51) $   (0.81)
                                                  ------     ---------  ---------  ---------  ---------  ---------  ---------
                                                  ------     ---------  ---------  ---------  ---------  ---------  ---------
Shares used in computing net loss per
 share....................................         1,177         1,649      1,712      3,296      9,085      8,651     10,486
                                                  ------     ---------  ---------  ---------  ---------  ---------  ---------
                                                  ------     ---------  ---------  ---------  ---------  ---------  ---------
Pro forma net loss per share (1)..........     $   (0.36)    $   (1.37) $   (1.39) $   (2.22)
                                                  ------     ---------  ---------  ---------
                                                  ------     ---------  ---------  ---------
Shares used in computing pro forma net
 loss per share (1).......................         2,274         3,618      4,786      6,143
                                                  ------     ---------  ---------  ---------
                                                  ------     ---------  ---------  ---------

                                                                            DECEMBER 31,
                                                        -----------------------------------------------------  JUNE 30,
                                                          1991       1992       1993       1994       1995       1996
                                                        ---------  ---------  ---------  ---------  ---------  ---------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.....  $   5,194  $  12,315  $  16,984  $  22,414  $  53,253  $  40,238
Total assets..........................................      5,592     15,306     20,812     28,455     59,243     46,498
Capital lease obligations -- non-current portion......         33        291        441      2,087      3,651      3,408
Accumulated deficit...................................       (828)    (5,784)   (12,451)   (26,270)   (37,964)   (46,618)
Total stockholders' equity............................      5,335     11,127     13,230     18,319     43,441     32,807

------------------------------
(1) Pro forma net loss per share information gives effect to the conversion of all Preferred Stock outstanding from the date of issuance. See Note 1 of Notes to Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THE FACTORS DISCUSSED BELOW AS WELL AS THE FACTORS DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    SUGEN was founded in July 1991 to discover and develop small molecule drugs that target specific cellular signal transduction pathways. These pathways have been implicated in diseases such as cancer and diabetes as well as in dermatologic, immunologic, cardiovascular and neurologic disorders. Through June 30, 1996, substantially all of the Company's revenue has been pursuant to collaborations with Zeneca, ASTA Medica and Amgen. The Company intends to pursue its drug discovery programs independently and in collaboration with other pharmaceutical companies.

    In January 1995, the Company established an oncology research collaboration with Zeneca. The Company received a $5.0 million technology set-up fee, receives annual research funding and will receive additional fees upon the achievement of specified milestones. In addition, Zeneca purchased 789,141 shares of Common Stock at a price of $15.84 per share. In December 1995, the Company established an oncology product development collaboration with ASTA Medica. The Company received a $4.0 million technology set-up fee and will receive additional fees upon the achievement of specified milestones as well as additional consideration in the form of contract services for non-collaboration work. In addition, ASTA Medica purchased 431,137 shares of Common Stock for $9.0 million, or $20.88 per share. In January 1996, the Company and Amgen terminated their research collaboration one year prior to the scheduled expiration. In connection with the termination, Amgen paid SUGEN $2.5 million, forgave amounts previously advanced, and purchased from SUGEN for $200,000, a warrant for the purchase of 200,000 shares of Common Stock with an exercise price of $15.50 per share. In addition, SUGEN repurchased 235,000 of the 387,878 shares of SUGEN Common Stock held by Amgen at $11.48 per share. The termination arrangement further provides that the Company will make royalty and certain other payments to Amgen in the event that designated potential products are developed and marketed.

    In April 1996, the Company established a second multi-project Collaborative Research and Development Agreement ("CRADA") with the National Cancer Institute ("NCI") for the application of SUGEN's proprietary transcript imaging technology in order to identify the differences in expression patterns of signal transduction genes that characterize each of the sixty tumor cell lines which constitute the NCI's screening panel. Interesting lead compounds from the NCI's collection will be tested in SUGEN's target-specific signal transduction assays, and lead compounds from SUGEN also will be tested against the NCI panel. SUGEN will have the option to license discoveries made through this process for adoption into SUGEN's drug discovery programs.

    The Company has not been profitable since inception and expects to incur substantial losses for the foreseeable future, primarily due to the expansion of its research and development programs, including preclinical studies and clinical trials. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. As of June 30, 1996, the Company's accumulated deficit was $46.6 million. See "Risk Factors -- History of Operating Losses and Accumulated Deficit."

RECENT DEVELOPMENTS

    In October 1996, the Company established an ophthalmology research collaboration with Allergan. The Company received a $2.0 million initial payment for past research services and will receive annual research funding and expects to receive additional fees upon the achievement of specified milestones and royalties on any product sales. In addition, Allergan purchased 191,571 shares of Common Stock at a price of $20.88 per share

RESULTS OF OPERATIONS

    SIX MONTHS ENDED JUNE 30, 1995 AND 1996

    The Company's revenues for the six months ended June 30, 1996 were $7.9 million, an increase from $6.9 million during the same period of the prior year. Revenues for the six months ended June 30, 1996 included contract revenue from the Zeneca collaboration and the partial recognition of both the $4.0 million technology set-up fee received in connection with the ASTA Medica collaboration and the $4.3 million wind-down fee associated with the Amgen termination. The Company recognizes revenues from set-up and wind-down fees as the related activities are performed, which is generally over a twelve-month period or less. Through June 30, 1996, the majority of the set-up and wind-down fees from the ASTA Medica and Amgen collaborations, respectively, had been recognized as revenue, and the Company anticipates recognizing the remaining part of these fees during 1996. Thereafter, the Company will not recognize any additional revenue under the Amgen collaboration, and will recognize additional revenue under the ASTA Medica collaboration only upon the achievement of specified milestones and for contract services for non-collaboration work. As a result, the Company will be required to enter into new collaborations, in addition to the Allergan collaboration, in order to replace the revenues recognized under these collaborations in 1996. No assurance can be given as to the ability of the Company to enter such collaborations on a timely basis or at all.

    Research and development expenses increased to $14.3 million for the six months ended June 30, 1996 from $10.6 million for the same period last year. The increase during 1996 was primarily due to the expenses associated with additional personnel committed to the Company's research and development programs. In addition, the progression of clinical activities, including expanded Phase I studies of the Company's lead anti-cancer compound, SU101, and the advancement of multiple programs through preclinical development contributed to higher expenses during 1996. The Company expects that its research and development expenses will continue to grow significantly throughout the remainder of 1996 and in future years due to the hiring of personnel, additional preclinical studies, the progression of SU101 clinical trials, the initiation of new clinical trials and pursuant to requirements under the Company's collaborations.

    General and administrative expenses increased to $3.0 million for the six months ended June 30, 1996 from $2.4 million in the same period last year. The increase was primarily due to additional administrative staffing, the associated recruiting and relocation expenses as well as severance related costs associated with the resignation of an officer. The Company expects that its general and administrative expenses will continue to increase in order to support the Company's research and development efforts.

    Interest income increased to $1.3 million for the six months ended June 30, 1996, from $908,000 in the comparable period in 1995. This increase was due to higher investment balances arising primarily from issuances of the Company's capital stock. For the six months ended June 30, 1996, interest expense was $354,000 compared with $209,000 incurred in the same period last year. This increase was primarily due to the Company's continued use of capital lease financing for equipment and property improvements related to the expansion of its facilities. The Company expects that interest expense will continue to increase in 1996 and in future years due to the continued use of capital lease financing for equipment and facility improvements. A $1.0 million gain on the sale of the Company's investment in Selectide Corporation was included in other income during the six month period ended June 30, 1995.

    YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995

    Revenues for the years ended December 31, 1993, 1994 and 1995 were $5.5 million, $6.3 million and $13.8 million, respectively. The increase in revenues in 1995 was primarily due to contract revenue from the Zeneca collaboration.
Revenue in 1993 and 1994 included fees earned pursuant to the Amgen collaboration. Revenues for 1995 included the recognition of a $5.0 million non-recurring technology set-up fee received upon the execution of the collaboration agreement with Zeneca and the partial recognition of the $4.0 million technology set-up fee received in connection with the ASTA Medica collaboration.

    Research and development expenses for the years ended December 31, 1993, 1994 and 1995 were $10.3 million, $17.1 million and $23.2 million, respectively. The increase in expenses in 1994 was primarily due to higher expenses associated with additional research and development efforts and preclinical activities related to the Company's December 1994 filing of its IND for SU101. The increase during 1995 was primarily due to the expenses associated with additional personnel committed to the Company's research and development programs. In addition, the initiation of Phase I clinical activities and increased funding of development projects performed by others contributed to the growth in expenses. The Company increased its funding of research and development projects performed by others to $4.2 million for the year ended December 31, 1995 from $3.7 million and $3.2 million in 1994 and 1993, respectively.

    General and administrative expenses for the years ended December 31, 1993, 1994 and 1995 were $2.2 million, $3.1 million and $5.1 million, respectively. The increases were primarily due to increased administrative staffing, additional costs incurred in connection with corporate development activities and higher expenses associated with the Company's reporting requirements as a result of becoming a publicly held company in late 1994.

    Interest income for the years ended December 31, 1993, 1994 and 1995 was $339,000, $529,000 and $2.0 million, respectively. The increases were due to higher investment balances arising primarily from issuances of the Company's capital stock. Interest expense for the years ended December 31, 1993, 1994 and 1995 were $56,000, $278,000 and $494,000, respectively. These increases were primarily due to the Company's use of capital lease financing for property improvements and equipment related to the expansion of its facilities. A $1.0 million gain on the sale of the Company's investment in Selectide Corporation was included in other income during 1995.

    The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been a "change in ownership" as described in Section 382 of the Internal Revenue Code. Such a change in ownership may have arisen as a result of the Company's initial public offering or subsequent sales of securities, including this offering.

LIQUIDITY AND CAPITAL RESOURCES

    The Company had cash, cash equivalents and short-term investments of approximately $40.2 million at June 30, 1996 compared with approximately $53.3 million at December 31, 1995 and $22.4 million at December 31, 1994. The decrease in cash and investments during the six months ended June 30, 1996 was primarily due to the net loss for the six month period combined with the repurchase of the Company's Common Stock from Amgen as discussed above, partially offset by an increase in accounts payable and accrued liabilities. The increase in cash and investments during 1995 resulted primarily from (i) $13.0 million received from ASTA Medica, (ii) $16.3 million received upon completion of a placement of Common Stock in September 1995, (iii) $17.5 million initially received in connection with the Zeneca collaboration and the purchase of stock and (iv) other research funding generally received pursuant to the Company's collaborations. In addition, the Company received net proceeds of $1.5 million pursuant to the acquisition of the Company's investment in Selectide Corporation by Marion Merrell Dow, Inc. These proceeds were net of the concurrent repurchase by SUGEN of the 300,760 shares of Common Stock held by Selectide. These additions to cash, cash equivalents and short-term investments during 1995 were partially offset by the Company's operating costs and expenses.

    Through June 30, 1996, the Company's principal sources of financing were its initial public offering of Common Stock, placements of the Company's Preferred and Common Stock and funds received under the Company's corporate collaborations. The Company's current principal sources of liquidity are its research and development collaborations with ASTA Medica, Zeneca and Allergan, its cash, cash equivalents and short-term investments and capital lease financing. The Company has a capital lease line of $3.5 million available through December 1996 for the purchase of equipment and facility improvements, of which $1.3 million was available at June 30, 1996.

    The Company has entered into license and research agreements whereby the Company funds research projects performed by others or in-licenses compounds from third parties. Some of the agreements may require the Company to make milestone and royalty payments. Under these programs, commitments for research funding are approximately $3.4 million and $2.0 million in 1996 and 1997, respectively. Most of these commitments are cancelable within a three to six month period and limit the amounts payable by the Company for sponsored research under the programs after notice of cancellation by the Company.

    From time to time, the Company evaluates potential investments in complementary businesses, products or technologies. Currently, the Company is considering modest investments in such complementary businesses during 1996. The Company has no other present undertakings, commitments or agreements with respect to investments in other businesses.

    Net additions of equipment and leasehold improvements for the six months ended June 30, 1996 decreased to $666,000 from $1.0 million for the same period in 1995 due to the timing of equipment purchases and facility improvements. However, total capital spending for 1996 is anticipated to remain comparable to that of the prior year. Additions of equipment and leasehold improvements (net of retirements) for the years ended December 31, 1995 and 1994 were $2.6 million and $2.4 million, respectively, which included $2.6 million and $2.7 million, respectively, of equipment and leasehold improvements financed through the Company's master lease agreements. In general, additions for 1995 and 1994 included facility expansion costs, the continued enhancement of the Company's laboratory capabilities and the costs associated with the Company's ongoing effort to maintain an up-to-date technology base. Additions in 1995 also included an investment in bioinformatics. Under these capital leases and certain operating lease arrangements, the Company has lease commitments of $8.6 million through 1999. The Company intends to fund future capital expenditures principally through lease financing arrangements although there can be no assurance that such financing will be available.

    The Company estimates that its existing capital resources, after giving effect to the anticipated net proceeds from the Offering, together with facility and equipment financing, anticipated revenues from its current collaborations and net income from investment activities, will be sufficient to fund its planned operations into the second half of 1998. The Company anticipates that the funds from future collaborations will extend this time period. However, there can be no assurance that the Company will enter into any such collaboration. There can be no assurance that the underlying assumed levels of revenue and expense will prove accurate. Whether or not these assumptions prove to be accurate, the Company will need to raise substantial additional capital to fund its operations. The Company intends to seek such additional funding through collaborative arrangements, public or private equity or debt financings and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms or at all. If additional funds are raised by issuing equity securities, further dilution to stockholders may result. In addition, in the event that additional funds are obtained through arrangements with collaborative partners, such arrangements may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself. If adequate funds are not available, the Company may be required to delay, reduce the scope of or eliminate one or more of its research or development programs, which could have a material adverse effect on the Company. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding."

                                    BUSINESS

OVERVIEW

    SUGEN is a biopharmaceutical company focused on the discovery and development of small molecule drugs which target specific cellular signal transduction pathways. Signal transduction is the process by which a signal from the exterior of a cell is transmitted to the cell nucleus, resulting in the activation or suppression of specific genes. Dysfunctional signal transduction pathways have been implicated in disease areas such as cancer and diabetes as well as dermatology, ophthalmology and in disorders of the cardiovascular, immune and neurological systems. The main focus of SUGEN's research and drug development programs is on specific signalling pathways regulated by tyrosine kinases ("TKs"), tyrosine phosphatases ("TPs") and serine-threonine kinases ("STKs"). TKs, TPs and STKs can take the form of cell-surface receptors or intra-cellular signalling molecules. Cell surface receptor TKs, receptor TPs and receptor STKs are three of the largest known families of receptors in the body and are key regulators of critical cellular functions including growth, maturation, migration, metabolism and survival. Aberrant signalling of TKs, TPs and STKs has been shown to result in a variety of chronic and acute pathological disorders. SUGEN's founding scientists, Dr. Axel Ullrich of the Max-Planck-Institut fur Biochemie ("MPI") and Dr. Joseph Schlessinger of New York University Medical Center ("NYU"), are pioneers in the discovery and characterization of TKs, TPs and their signalling pathways.

    SUGEN is pursuing two separate business models for commercialization of its products and technologies, one for oncology and one for applications outside of cancer. In the cancer field, SUGEN is committed to building a vertically integrated oncology business in North America, with the objective of bringing to market a family of target-specific signal transduction inhibitors that are proprietary to SUGEN. In cancer, the Company believes that it will become standard practice to classify tumors by their molecular trigger, thereby enabling physicians to prescribe the appropriate signal transduction inhibitor drug as part of a treatment regimen. SUGEN believes it is a leader in the research and discovery of novel signal transduction targets for cancer drug development.

    In December 1994, the Company filed its first Investigational New Drug ("IND") application with the U.S. Food and Drug Administration ("FDA") for SU101, a platelet-derived growth factor receptor ("PDGF TK") signalling antagonist. Imbalances in the PDGF TK signalling pathway have been implicated by SUGEN and others in subsets of several cancers including brain, ovarian, prostate, lung and melanoma. Currently, the Company is sponsoring three separate Phase I clinical trials and has recently initiated a Phase I/II clinical trial with SU101.

    SUGEN currently is pursuing six additional proprietary cancer-related drug development programs. The most advanced of these include the Flk-1 TK angiogenesis inhibition program that addresses patients with solid tumors, in which the Company plans to select an IND candidate before the end of 1996 and to file an IND in 1997, and the GRB-2 inhibitor program in which lead compounds are now undergoing IN VIVO pharmacology studies. The Company is also working to develop a second generation PDGF TK signalling inhibitor as an orally administrable complement to SU101.

    SUGEN's cancer drug development strategy is designed to facilitate the rapid progression from Phase I clinical studies to FDA approval and product launch, and thus the Company is targeting fast track entry indications for clinical development even where these constitute a relatively small subset of the potentially addressable patient population. Once a product has been introduced to the clinic, SUGEN will work with the National Cancer Institute ("NCI") and the oncology community to expand usage of the drug beyond initial labelling. In order to market its products effectively, the Company intends to build a U.S. sales force of approximately 50 experienced representatives who will target the major cancer treatment centers. The Company will also seek to in-license and market additional late-stage cancer assets that serve to complement SUGEN products, and intends to work with a partner to develop genomic-based cancer diagnostics.

    SUGEN is committed to pursuing in parallel the clinical development of a number of target-specific cancer drugs in North America, concentrating each clinical development program on entry indications in which patients have very poor prognoses and no satisfactory alternative therapies. For each of its cancer development programs, the Company seeks to find partners for European and Asian territories in order to share development costs. This strategy is exemplified by the collaboration with ASTA Medica Aktiengesellschaft ("ASTA Medica") with respect to the Pan-Her and Raf inhibitor programs, in which Asta Medica is the Company's partner in Europe and South America.

    Separate from this strategy, the Company is funding a portion of its ongoing cancer research through a collaboration with Zeneca Limited, a major international pharmaceutical company. Zeneca is the Company's collaboration partner and worldwide licensee with respect to five undisclosed cancer drug discovery and development programs, on which SUGEN will receive milestone payments and royalties on worldwide sales and will also have the opportunity to earn profit participation in the North American market by contributing to clinical development costs.

    SUGEN is also applying its drug discovery platform to disease areas outside oncology, including diabetes, dermatology, ophthalmology, neurological disorders and immunology. In these areas, SUGEN intends to pursue the commercialization of its technology through joint ventures or collaborations in which SUGEN contributes validated targets, screening technologies and drug leads while the partner provides the disease and clinical expertise as well as funding to bring potential products to market. This strategy is exemplified by a collaboration agreement entered into in October 1996 with Allergan, Inc. ("Allergan"). Through this collaboration, Allergan became SUGEN's exclusive corporate partner in ophthalmic neovascularization field, with the aim of utilizing SUGEN's proprietary small molecule signal transduction inhibition technology to develop novel therapies for the treatment of such major ophthalmic diseases as macular degeneration and diabetic retinopathy.

OVERVIEW OF CELLULAR SIGNAL TRANSDUCTION PATHWAYS

    The last decade of research has led to an increased understanding of how cells communicate with each other to coordinate the growth and maintenance of the multitude of tissues within the human body. A key element of this communication network is the transmission of a signal from the exterior of a cell to its nucleus, which results in the activation or suppression of specific genes. This process is called signal transduction. An integral part of signal transduction is the interaction of ligands, receptors and intracellular signal transduction molecules ("downstream signalling molecules").

    Ligands are chemical messengers, usually released by one cell to communicate with a target cell by binding to specific receptors on the target cell's surface. A receptor generally takes the form of a protein that straddles a cell's membrane, with its "ligand binding domain" protruding out of the cell and its "intracellular domain" anchored inside the cell. When a ligand binds to its receptor, the newly formed receptor/ligand complex triggers the activation of a cascade of downstream signalling molecules, thereby transmitting the message from the exterior of the cell to its nucleus. When the message is received in the nucleus, it dictates the activation or suppression of specific genes, resulting in the production of proteins that carry out a specific biological response. Depending on the specific ligand, receptor and downstream signalling molecules, the resulting signalling cascade controls diverse and distinct cellular processes. For example, metabolic changes can be effected by a ligand such as insulin which, after binding to the insulin receptor, activates a specific set of downstream signalling molecules within the cell, ultimately leading to the regulation of glucose uptake and other insulin-associated functions.

TYROSINE KINASES, TYROSINE PHOSPHATASES AND SERINE-THREONINE KINASES IN SIGNAL TRANSDUCTION

    TKs, TPs and STKs are classes of signalling molecules that are central to the healthy functioning of all tissues. Some well known TKs include Her2, PDGF TK, insulin receptor ("insulin TK"), epidermal growth factor receptor ("EGF TK"), macrophage colony stimulating factor receptor and nerve growth factor receptor. At present, there are approximately 100 known human TKs, all of which have been cloned over the last twelve years. TPs were not discovered until 1988, and at present there are approximately 50 known human TPs.

    Generally, when a ligand binds to receptor TKs, the receptors must dimerize (join in pairs at the cell surface) to become activated. This coupling activates a specific enzyme activity which resides within the intracellular domain of each TK. Upon activation, the TKs commence cross-phosphorylation, a process whereby phosphates (highly charged particles) are enzymatically added to specific sites on each of the TKs.

These phosphates serve as attachment sites at which specific downstream signalling molecules interact with the TKs. Many of these downstream signalling molecules in turn become phosphorylated themselves, enabling them to recruit their own substrates and thus pass on the signal. Depending on the specific ligand and receptor, the resulting signalling cascade leads to changes in gene expression or affects other cellular systems that ultimately determine if the cell is to grow, mature, migrate, metabolize or survive.

    Complementing TKs are TPs, which were first characterized in detail by Dr. Edmond Fischer, a 1992 Nobel Laureate, SUGEN collaborator and member of SUGEN's Science Advisory Board. While the TKs phosphorylate target proteins to exert their activity, the TPs remove phosphates ("dephosphorylate") from target proteins, thereby regulating the activity of the TKs. Generally, when a receptor TK is activated by its ligand, a given biologic response is triggered. Conversely, when a TP is activated, there is usually down regulation of a given biologic response. In this manner, TKs can be visualized as the "gas pedal" and TPs as the "brake pedal" for numerous biological processes. Many cellular responses are thus regulated by the balance between specific TKs and TPs.

    The most abundant kinases in the cell are STKs which phosphorylate serine and threonine residues. These enzymes control an array of processes in the cell. Many STKs act downstream in signal transduction cascades initiated by TKs, while others integrate signals originating from other classes of receptors (e.g., G protein-coupled receptors). STKs are involved in controlling the cell cycle, the response of the cell to environmental stress, the development of certain cells and tissues, and other processes such as metabolism.

DISEASES AND DISORDERS RELATED TO TK, TP AND STK SIGNALLING PATHWAYS

    TKs, TPs, STKs and their signalling pathways play key roles in a variety of normal cellular functions involving virtually every cell type in the body. Examples include the growth of epithelial cells (skin and lining tissues of internal organs), angiogenesis, hematopoiesis, proliferation of connective tissue cells (fibroblasts), survival and differentiation of nerve cells, regeneration of tissues during wound healing and regulation of the energy metabolism of all cells. While normal cellular function involves a balance between kinase and phosphatase activity, imbalances between these molecules have been shown to result in a variety of chronic and acute pathological conditions, including cancer and diabetes as well as in dermatologic, immunologic, cardiovascular and neurologic disorders.

    The close association of TKs, TPs and STKs with disease, coupled with structural characteristics of these molecules, make them attractive targets for drug discovery and therapeutic intervention. The intracellular domains of these receptors can be targeted with great selectivity by drugs that inhibit enzyme activity or that prevent the binding of downstream signalling molecules to the phosphorylated receptor. Critical points further downstream in the signalling cascade may also be viable targets since selective intervention at these points can prevent the message from reaching its final destination in the nucleus.

    CANCER

    Research over the past 20 years has reinforced the view that cancer is a disease involving damage, loss or amplification of specific genes. Moreover, of the numerous oncogenes identified to date, many appear to be abnormal versions of TK and STK signalling pathway components, such as ligands, TKs or STKs or downstream signalling molecules. These discoveries have led to the realization that dysfunctional TK or STK signalling pathways play an integral role in cancer. More recently, as TPs have been shown to counteract the activity of TKs, TPs have been implicated as potential tumor suppressor genes.

    In 1986, Dr. Ullrich and Dr. Dennis Slamon of the University of California at Los Angeles Medical Center, a researcher, clinical oncologist and member of SUGEN's Science Advisory Board, established the clinical relevance of overexpression of a receptor TK known as Her2 in human breast and ovarian cancers. In their study of approximately 200 patients it was found that almost 30% of breast and ovarian cancer patients overexpress Her2 and that high levels of Her2 in a patient's tumor correlated with reduced survival time. Since that time, subsets of other types of human tumors have been shown to express high levels of Her2, including gastric and lung cancers. Animal data from several laboratories has demonstrated that the suppression of Her2 activity has a significant inhibitory effect on tumor growth, validating Her2 as a target for cancer therapy in the subset of patients that overexpress this TK. Similarly, aberrant PDGF TK signalling has been implicated in studies at SUGEN and elsewhere in subsets of brain, ovarian and other solid tumors, and overexpression of the EGF TK has been implicated in subsets of breast, brain, head and neck, lung and gastric cancers.

    As a result of the close linkage between TK, TP and STK aberrations and cancer, SUGEN believes that certain cancers can be recategorized according to specific TK, TP and STK signalling pathway defects rather than merely by physical location in the body (e.g., breast, lung, brain). Several observations support this approach. For example, TK overexpression is not a transient phenomenon. Cancer cells that exhibit TK overexpression do so continuously. In addition, in many cases a cancer cell exhibits heavy overexpression of only one TK. For instance, when cancer cells metastasize from a Her2-dependent tumor and establish themselves at a remote site in the body, the distal tumor has also been observed to overexpress Her2. Furthermore, SUGEN has shown that certain tumor cells that overexpress a TK are more sensitive to TK inhibitors than normal cells, thus reducing the likelihood of a TK inhibitor affecting normal cells and causing problematic side effects. The Company believes that these observations are the basis for a new approach to cancer therapy which might commence with a sample of biopsy material being sent to a pathology lab for gene expression profiling, in order to determine the nature of the cellular abnormality, such as overexpression of a TK. This diagnosis could then be used to select the appropriate target-specific signal transduction inhibitor for treatment.

    ANGIOGENESIS

    Studies conducted by SUGEN in mice have shown that small molecule drug candidates targeting the Flk-1 pathway can block the formation of blood vessels ("angiogenesis") essential to the growth and spread of most solid tumors. Flk-1 TK receptors, present on endothelial cells which make up blood vessel walls, act as regulators of cell growth and angiogenesis. Tumors secrete VEGF which binds to Flk-1 TK receptors resulting in the sprouting of capillaries from the blood vessel toward the tumor. Blocking Flk-1 TK activity disables the capacity of most tumors to stimulate formation of blood vessels and thus deprives the tumor of necessary nutrients. In preclinical studies conducted by researchers at SUGEN and collaborating labs, small molecule inhibitors of the Flk-1 receptor tyrosine kinase blocked VEGF-dependent angiogenesis, as well as vascular permeability, and human endothelial cells were prevented from undergoing cell division that is required for the formation of new blood vessels. Currently, SUGEN researchers are testing in advanced preclinical studies a number of potential drug candidates that inhibit the activity of Flk-1 TK.

    Several studies suggest that a tumor's ability to form metastases depends on the degree of vascularization of the primary tumor. A high degree of vascularization generally correlates with a poorer prognosis. SUGEN has demonstrated that by blocking Flk-1 TK activity in a metastasis model it can block the formation of metastasis to the liver and also prolong life in animals. Flk-1 TK inhibitors thus are potentially useful to treat metastatic disease in defined patient populations.

    Flk-1 TK may also be an effective therapeutic for treating other diseases associated with angiogenesis. These include psoriasis, rheumatoid arthritis and occular neovascularization. Potential ophthalmic applications are in diabetic retinopathy and macular degeneration.

    DIABETES

    SUGEN has determined that certain TPs appear to be the body's natural down regulators of the insulin TK signalling pathway. A drug which selectively blocks these TPs may restore signalling through the insulin TK pathway, thereby increasing glucose uptake and metabolism, and may constitute a novel therapeutic approach to both Type I and Type II diabetes. Such a drug may also offer the advantage of being orally available.

    PSORIASIS

    Hyperproliferation of keratinocytes contributes to psoriasis, and work by SUGEN and its collaborators has demonstrated that EGF TK signalling is required for the growth of keratinocytes. These studies suggest that a drug which blocks the EGF TK may be useful in treating psoriasis. Psoriasis is a chronic skin disorder that affects approximately four million people in the United States, and annual treatment costs in this country are estimated at over $1.5 billion. There are few currently available drugs for this disease that offer satisfactory efficacy and safety. SUGEN's work in psoriasis is based in part on research done by its collaborators at Hebrew University of Jerusalem ("HUJ").

    NEUROBIOLOGY

    TKs, TPs and their signalling pathways are known to play key roles in the maintenance of the central and peripheral nervous systems. SUGEN has identified novel TKs and TPs whose expression is restricted to the nervous system and which may serve as therapeutic targets for intervention in neurodegenerative diseases.

    IMMUNOLOGY

    The role of TKs in the generation and maintenance of the human immune system has been established. For example, ZAP-70, an intracellular TK, appears to be a primary regulator of the generation and function of the T-lymphocyte cell population of the immune system. This TK and other signal transduction molecules in the immune system represent potential drug discovery targets for identifying novel immunosuppressive and immuno-modulating drugs.

SUGEN'S DRUG DISCOVERY TECHNOLOGY

    SUGEN's goal is to discover and develop drugs that target specific TKs, TPs, STKs or related downstream signalling molecules. SUGEN's drug discovery effort is focused primarily on the discovery of small molecule drugs derived from synthetic compound libraries and collections of natural product extracts, including microbes, fungi and plants. As compared to biologic pharmaceuticals such as proteins, peptides and carbohydrates, small molecules often offer advantages as potential drugs. Small molecules can more easily penetrate cell membranes and the blood brain barrier, can often be delivered orally, and can be less immunogenic. These molecules also tend to involve substantially lower process development and manufacturing costs. Using inhibition of TK phosphorylation in a whole cell environment as an initial screening criterion, SUGEN has been able to identify lead compounds in a number of its programs that penetrate the cell easily, show minimal cytotoxicity and demonstrate potent and selective activity on given targets.

    At SUGEN, the process of drug discovery includes the following steps, regardless of disease area: (1) target identification; (2) target validation;
(3) assay design and screening of compounds for leads; and (4) lead optimization, including crystallography and medicinal chemistry. The Company's in-house research teams also work closely with NYU, MPI and MPP in target identification and target validation. In this case, the remaining steps of this process are conducted primarily by SUGEN or by its corporate partners.

    TARGET IDENTIFICATION

    SUGEN's genomics efforts are focused exclusively on certain families of signal transduction genes, which make up approximately one percent of the entire human genome. These families include the TKs, TPs, STKs, adaptor molecules and certain other important molecules involved in cellular signalling. Within this specific area of focus, SUGEN identifies and defines the function of novel genes and their protein products, and in turn assesses their utility as targets for therapeutic intervention against diseases of interest to the Company.

    SUGEN believes that substantially the entire human genome will be sequenced within a few years, and most of that sequence data will be available on public databases. SUGEN's target identification effort, therefore, is focused on determining the function of novel genes. In this regard, SUGEN has made a strategic commitment to its bioinformatics platform, representing a bridge between abundant gene sequence data and disease-relevant discoveries.

    SUGEN's bioinformatics program starts with a physical repository of the approximately 200 known signal transduction genes in addition to numerous other genes discovered by SUGEN but not published to date. SUGEN also has a proprietary panel of oligonucleotide primers capable of recognizing genes that are minimally related to genes already in the SUGEN library. All of this information is supported by an in-house massively parallel computer processing platform capable of 68,000 million instructions per second (mips) throughput. Using sophisticated pattern recognition algorithms, SUGEN is able to mine the public databases on a daily basis looking for new sequence material of interest, for the complete sequences of gene fragments identified from cells of interest, for additional members of newly discovered families of signal transduction genes, or for homologs of human genes in non-human genome databases that could provide quick insights into the function of the new human gene.

    SUGEN has used this bioinformatics platform to develop a proprietary technology called transcript imaging, for which the Company has filed for patent protection. This technology enables SUGEN researchers to take a small sample of cells or tissue of interest and to obtain rapidly a systematic analysis of the expression levels in the sample of every TK, TP and STK in SUGEN's library. Transcript imaging allows SUGEN to identify quickly the signalling pathways that play key roles in specific cell types and, more importantly, to compare diseased cells to healthy cells in order to determine where aberrant signalling may play a causative role in a disease. For example, if a particular signal transduction gene is heavily overexpressed in a significant proportion of samples of a specific tumor type, that gene becomes a potential target for drug development. If the gene can subsequently be validated as playing a causative role in these tumors, it may be adopted as a target for drug discovery. SUGEN believes that transcript imaging also has the potential to become an important diagnostic tool, but SUGEN will seek to pursue this opportunity in partnership with an established diagnostics company.

    TARGET VALIDATION

    A primary challenge in SUGEN's target driven drug discovery is to progress as efficiently as possible from identifying a potential new target to verify that a drug which specifically acts on that target could have a significant therapeutic benefit in the treatment of a given disease. SUGEN terms this process "target validation," and it is a crucial step before committing resources to assay development and screening for target-specific drug leads. The first step in validating a novel target usually involves developing a battery of proprietary reagents, including truncated or point-mutated genes, anti-sense constructs and antibodies. In the case of novel receptors, where the natural ligands and signalling substrates initially may be unknown, the Company employs a variety of advanced methods for identifying and cloning these molecules. Using these reagents, the Company then engineers cell lines in which it has clearly characterized the expression levels and activity of the target gene. These cell lines can then be used to establish IN VITRO and IN VIVO whether down-regulating the target will block the disease cascade. If so, the target is considered validated.

    ASSAY DESIGN/SCREENING

    From its inception, SUGEN has committed significant resources to building a strong assay development capability, and the Company regards this capability as an important component of its proprietary position in the discovery and development of target specific signal transduction inhibitor drugs. Assay quality is the most important determinant of any screening program's productivity, and  this  becomes  even  more important  in  target  driven  drug discovery. SUGEN primarily employs engineered whole cell assays rather than biochemical assays. A majority of SUGEN's assays are designed for high-throughput robotic screening, and its core assay technologies are broadly applicable to TKs, TPs and STKs and related signalling molecule targets.

    SUGEN's drug discovery process employs a battery of proprietary assays and models engineered specifically to ensure that the target is present and functional in a consistent fashion at each step of the screening cascade. SUGEN's assays are designed to answer the following four questions:

    Screen 1 Can a compound block the signalling of the target in question, within the context of a living cell?

    Screen 2 Is the compound sufficiently selective in blocking the desired target's signalling (i.e., can it block the target without blocking closely related targets)?

    Screen 3 Does the compound exert the desired biological effect on a living cell (e.g., block cell growth)?

    Screen 4 Does the compound exert the desired biological effect within the context of an IN VIVO disease model?

    By employing this proprietary screening cascade, SUGEN hopes to identify lead compounds which are active in a whole cell environment, are sufficiently potent and specific to a given target, and are active in an IN VIVO disease model which is driven by the given target.

    Once targets are validated by SUGEN and the assays have been developed and validated, diverse libraries of synthetic small molecules and natural product extracts are screened in order to identify potential drug leads. SUGEN currently has a number of targets moving through its screening assays, and as new targets are validated SUGEN continues to add to its panels of assays. Each additional assay enhances the Company's ability to determine the specificity of lead compounds. Along with assay design and screening, SUGEN has devoted significant resources to acquiring libraries of structurally diverse compounds from a variety of sources around the world.

    CHEMICAL COMPOUND LIBRARIES. SUGEN has entered into a number of agreements designed to obtain chemical compounds for screening. These agreements cover a broad range of chemical entities from sources across the world. The Company currently has over 25,000 chemical compounds available in-house for screening and has access to a portion of Zeneca's libraries for selected targets.

    NATURAL PRODUCT SOURCES. SUGEN has gained access to commercial and non-commercial sources of natural products, including microbial, plant and fungal extracts. These sources represent a worldwide collection network providing substantial diversity of material, including extracts from Japan, Europe and North America. The Company is currently negotiating to gain access to additional sources of extracts from different parts of the world. The Company currently has over 16,000 natural product extracts available in-house for screening.

    LEAD OPTIMIZATION

    The objective of SUGEN's lead optimization program is to increase the potency, specificity and pharmacologic properties of lead compounds by designing and synthesizing analogs. Lead optimization uses an iterative process employing panels of assays to test for TK activity, TK specificity, and IN VIVO pharmcologic endpoints of lead molecules in order to derive compounds with clinical utility. All results are entered into a database that allows for determination of structure and activity relationships leading to synthetic chemistry efforts that follow important parameters for drug development. This growing database represents a proprietary source of information on relationships between small molecules, their specific targets, and the pharmacologic properties of the compounds which the Company believes will accelerate the optimization of lead compounds in several SUGEN programs.

    SUGEN has recently added crystallographic analysis to its drug discovery infrastructure. Work being done in Dr. Schlessinger's lab at NYU will allow SUGEN scientists to direct synthetic chemistry efforts in a manner that relies upon information derived from models that use SUGEN compounds in association with the catalytic core of TKs. With this information in hand, the Company believes that the lead optimization process can be pursued in a more rational manner since chemistry efforts will be better directed. In this regard, SUGEN is collaborating with ArQule, Inc. ("ArQule") in certain of its programs, in order to use ArQule's combinatorial chemistry technology to rapidly synthesize large numbers of analog compounds around SUGEN's lead compounds, using crystallography information to direct these efforts. The crystallographic analysis also provides a rationale to identify novel chemical templates that would provide a cache of novel compounds with application to the inhibition of TKs and STKs with broad application.

    The Company believes that its ability to improve potency and specificity in the early stages of drug discovery process and pharmacologic features in the later stages of lead optimization may reduce the incidence and severity of side effects and thus may reduce the cost, time and risk associated with bringing potential products to market.

    PRECLINICAL DEVELOPMENT

    Wherever possible, SUGEN's IN VITRO and animal models utilize cell lines, reagents and techniques developed during target validation; therefore, the appropriateness of the model system is already known prior to drug testing. In addition, many other tools used during target validation are used again at this stage of testing. Typically, additional cell lines and animal models will need to be developed in order to enable the accurate assessment of a compound's target-specific activity in an in vivo environment.

PRODUCT DEVELOPMENT PROGRAMS
    The breadth of involvement of TKs, TPs, STKs and their signalling pathways in biological functions makes it impractical for the Company to establish drug discovery programs in all disease areas in which opportunities may emerge. SUGEN currently is focusing on disease areas that represent significant market opportunities and where the underlying science is relatively mature. Therefore, SUGEN concentrates its drug development resources on cancer, diabetes and psoriasis, with additional focused efforts on cardiovascular, immunologic and neurologic disorders. The Company believes that these disease areas offer opportunities for the development of novel pharmaceuticals that will represent major advances in efficacy and safety over currently available therapies.

    The following table outlines SUGEN's research and development programs. Certain of these programs are being pursued independently, while others are being undertaken with SUGEN's collaborators.

             PROGRAM                            INDICATION                 STATUS (1)             RIGHTS
-------------------------------------------------------------------------------------------
                                                    ONCOLOGY
 SU101
 PDGF TK Antagonist                 Malignant glioma and other          Phase I/II        SUGEN
                                    solid tumors
 Orally available PDGF TK           Solid tumors                        Lead compounds    SUGEN
 Antagonists (and other targets)
 Flk-1 TK Antagonist                Angiogenesis inhibition             Preclinical       SUGEN
                                    -- Solid tumors
 GRB2 Antagonist                    Multiple TK-driven tumors           Lead compounds    SUGEN
 Pan-Her Antagonist                 Breast, ovarian, gastric, lung      Lead compounds    ASTA Medica
 (formerly Her2 Antagonist)         head and neck, prostate cancers                         Europe and South
                                                                                            America
                                                                                          SUGEN
                                                                                            United States and
                                                                                            rest of world
 Raf Antagonist                     Pancreatic, bladder cancers         Lead compounds    ASTA Medica
                                                                                            Europe and South
                                                                                            America
                                                                                          SUGEN
                                                                                            United States and
                                                                                            rest of world
 Met TK Antagonist                  Stomach, cholorectal and lung       Screening         SUGEN
                                    cancers
 Five undisclosed cancer programs   Certain major cancers               Research and      Zeneca
                                                                        screening
-----------------------------------------------------------------------------------------------------------------
                                                 OTHER PROGRAMS
 SU5271                             Psoriasis                           Preclinical       SUGEN
 EGF TK Antagonist
 Flk-1 TK Antagonist                Angiogenesis inhibition in          Lead compounds    Allergan
 (and other targets)                ophthalmology
                                    -- Diabetic Retinopathy
                                    -- Macular Degeneration
 PDGF TK Antagonist                 Cardiovascular diseases             Lead compounds    SUGEN
 (and other targets)
 Insulin TP Antagonist              Diabetes                            Lead compounds    SUGEN
                                    Type I/Type II
 Neurology targets                  Neurodegenerative diseases          Research,         SUGEN
                                                                        screening and
                                                                        lead compounds
 Immunology targets                 Immune suppression, asthma          Research and      SUGEN
                                                                        screening

------------------------------

(1)        "Research"...............  Cloning  and  characterization  of  novel  TKs,  TPs,  STKs  and  related downstream signalling molecules (Target Identification) and validation of the role, if any,  of those molecules in a given disease (Target Validation).
           "Screening"..............  Screening to identify lead compounds.
           "Lead Compounds".........  Evaluating  drug leads and/or natural product extracts in relevant IN VITRO cellular models including genetically engineered cell lines, as well as EX VIVO human tissues and IN VIVO animal models.
           "Preclinical"............  Pharmacology and  toxicology testing  in preclinical  models, drug  formulation  and manufacturing scale-up to gather necessary data to comply with applicable regulatory protocols prior to submission of an IND with the FDA.

    See "Risk Factors" for a discussion of certain risks related to the development of potential products.

    CANCER

    Many of the cancers that SUGEN's programs are addressing have patient subsets with extremely poor prognosis and no alternative for effective treatment. For example, in certain cancers of the brain, breast, ovary and pancreas, patient subsets can be defined in advance for which the average survival time is short. By focusing on these patients initially, the Company believes that it may be able to demonstrate statistically significant efficacy with relatively small patient numbers and possibly shortened trial duration if the compounds prove to be active.

    SU101/PDGF TK ANTAGONIST. SU101 is a small synthetic molecule which inhibits the PDGF TK signalling pathway. PDGF is a growth factor ligand that stimulates the growth of a variety of cell types through binding to the PDGF TK. The PDGF TK was first cloned by a group of collaborators led by Dr. Ullrich in 1983. Imbalances in the PDGF TK signalling pathway have been implicated by SUGEN and others in subsets of several cancers including brain, ovarian, prostate, lung and melanoma.

    To expedite the commercialization of SU101, the Company is focusing its initial development efforts on malignant glioma, a highly aggressive brain tumor, and selected other solid tumor patient populations with very poor prognosis. A subset of each of these cancers appears to be correlated with aberrant PDGF TK signalling. Malignant glioma patients and refractory ovarian patients have a mean survival time of approximately nine months and less than 12 months, respectively. Given the poor prognosis for these patients, the Company believes that establishing clinical efficacy may not require large trials if the compound is active.

    In December 1994, the Company filed its first Investigational New Drug ("IND") application with the U.S. Food and Drug Administration ("FDA") for SU101, a platelet-derived growth factor receptor ("PDGF TK") signalling antagonist. Currently, the Company is sponsoring four separate Phase I clinical trials The following table outlines SUGEN's current clinical trials. The Company plans to move SU101 into Phase II and Phase II/III trials in early 1997.

                      PROTOCOL                        START DATE          INDICATION             TYPE OF STUDY
----------------------------------------------------  ----------  ---------------------------  ------------------
Memorial Sloan-Kettering, NY, NY                         5/95     Malignant Glioma             Phase I (safety)
                                                                  (refractory)
Cancer Therapy & Research Center,                        8/95     Solid Tumors                 Phase I (safety)
  San Antonio, TX
Lombardi Cancer Center, Georgetown                       5/96     Solid Tumors                 Phase I (safety)
  University, Washington, D.C.
UCLA Medical Center, Los Angeles, CA &                   9/96     Non-small cell lung,         Phase I/II (safety
  University of Arizona Cancer Center,                            prostate and ovarian         and efficacy)
  Tucson, AZ                                                      cancers (refractory)

    As of October 15, 1996, SU101 had been administered to a total of 84 patients with advanced malignancies in the four trials. The drug, delivered by intravenous infusion, is well tolerated and demonstrates a half-life of approximately two weeks. The lead SU101 Phase I clinical trial has enrolled 39 recurrent glioma patients. The Company has completed enrollment at a dose nearly thirty times the starting dose for this study without observing clinically significant toxicities. Of the 34 currently assessable patients in this study, 15 have experienced stable disease or better (beyond the 10 week median time to disease progression expected for this patient group), with four of these patients experiencing greater than 50% tumor shrinkage with duration of response ongoing to date (more than 10 months). The lead study will continue to accrue a limited number of patients under a different dosing regimen, using a loading dose with maintenance therapy every other week. Data analyzed from this final cohort of patients will facilitate the initiation of a multicenter, randomized study in patients with recurrent brain tumors in first-relapse, anticipated to commence in early 1997.

    In August 1995, the Company entered into a Collaborative Research and Development Agreement ("CRADA") with the National Cancer Institute (the "NCI") for additional clinical development of SU101. Under the terms of the CRADA, the Company and the NCI will collaborate on the design and management of the clinical trials of SU101 to be conducted at NCI trial sites. These joint trials with the NCI will be in addition to SUGEN's independent clinical development activities on SU101.

    SUGEN believes SU101 may have applications in other cancers that involve aberrant PDGF TK signalling. The PDGF TK also appears to be involved in both restenosis of blood vessels after clearance by angioplasty, and more broadly in atherosclerosis. The Company is currently in discussions with potential corporate partners regarding cardiovascular applications of PDGF TK antagonists. There can be no assurance that the Company will be able to conclude a cardiovascular collaboration on acceptable terms.

    The Company has filed patent applications in the United States and abroad claiming the method of treating PDGF TK driven cancers with SU101. While the Company believes at this time that it will receive method of use patent protection on SU101, there can be no assurance that any such patent protection will be issued. Recently, patents were issued in the United States to a large pharmaceutical company covering the use of leflunomide and structurally related compounds for the treatment of cancer. The Company presently does not know if commercialization of SU101 will infringe these patents but believes that these patents may be subject to claims of invalidity as they relate to SU101. See "Risk Factors -- Uncertainties of Protection of Patents and Proprietary Rights; Possible Patent Litigation."

    ORALLY ACTIVE PDGF TK ANTAGONIST. SUGEN is committed to developing an orally active small molecule inhibitor of the PDGF TK signalling pathway. From a commercialization standpoint, an orally active compound may be complementary to SU101 in that it may be developed as a chronic oral dosage form; it also may prove to have a different tumor activity profile to SU101, but this can only be determined in clinical testing. The Company currently has several small molecule inhibitors of the PDGF TK signalling pathway which in IN VIVO animal studies appear to be orally available and may have the potential to treat numerous PDGF TK driven proliferative disorders, especially cancers. The Company has delayed commencement of clinical trials with respect to SU102, one of these small molecule inhibitors, while it evaluates safety, efficacy and pharmacokinetic parameters of certain alternative compounds.

    FLK-1 TK ANTAGONIST. Formation of the body's network of blood vessels, or angiogenesis, occurs throughout early human development. This process generally stops once a person reaches adulthood. Exceptions include wound healing and during the menstrual cycle. Angiogenesis is re-triggered in adults, however, during certain pathological conditions including tumor formation and metastasis, and in certain ophthalmic disorders, including diabetic retinopathy and macular degeneration. The pharmaceutical industry has long sought inhibitors of angiogenesis for cancer because, theoretically, inhibiting angiogenesis would starve tumors with few side effects. The potential markets for such a product include all patients with solid tumor cancers where an angiogenesis inhibitor could be an important adjunctive therapy, and in patients with metastatic disease.

    SUGEN and its collaborators have identified the Flk-1 TK as a receptor for vascular endothelial growth factor ("VEGF") and as a major regulator of angiogenesis. Experiments in mice have confirmed that eliminating Flk-1 TK activity effectively disables the ability of the majority of tumors to stimulate formation of blood vessels to nourish themselves, resulting in inhibition of tumor growth. SUGEN is currently conducting a screening program to identify small molecule inhibitors of Flk-1 TK and has identified lead compounds that appear to be potent inhibitors of Flk-1 TK in IN VIVO studies. Inhibitors of Flk-1 TK might be applicable not only to treat solid tumors and metastasis, but may also be effective in preventing the vascularization associated with diabetic retinopathy and macular degeneration.

    The Company has established an exclusive research and licensing agreement with the MPP to support the work of Dr. Werner Risau, a SUGEN consultant and a director of MPP, and his laboratory. Dr. Risau is one of the leading researchers in the field of angiogenesis. In collaboration with the laboratories of Dr. Risau and Dr. Ullrich, SUGEN is conducting further studies into the mechanisms of angiogenesis, including the identification of additional TK and TP related signalling pathways involved in angiogenesis.

    GRB2 ANTAGONIST. Growth factor receptor binding protein 2 ("GRB2"), a downstream signalling adaptor molecule, was originally cloned by Dr. Schlessinger's laboratory. GRB2 has been shown to be an essential element in the signal transduction pathway of many TKs particularly as a link between TKs and Ras. (See "-- Raf Antagonist" below) SUGEN is investigating the role of GRB2 in linking TK signalling to Ras activation in certain TK induced cancers, with the belief that inhibition of GRB2 might be of therapeutic benefit for a broad range of cancers typified by an activation of the TK-Ras pathway.

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    SUGEN has developed proprietary assays for high throughput screening for
GRB2 inhibitors and has now identified a novel class of signal transduction inhibitors that act by blocking the function of the GRB2 adaptor protein. IN VITRO studies indicate that SUGEN's GRB2 inhibitors act as cytostatic agents, causing cancerous cells to cease multiplying or enter programmed cell death (apoptosis). Preliminary IN VIVO studies indicate efficacy in tumor growth inhibition.

    PAN-HER ANTAGONIST (FORMERLY HER2 ANTAGONIST). Her2 is a TK, first cloned by Dr. Ullrich, which is believed to play an important role in certain aggressive breast, ovarian, gastric and lung cancers. Monoclonal antibodies targeting Her2, including one developed by Dr. Ullrich, are currently in human clinical trials by others for certain cancers. While the Company believes that these trials may serve to validate the concept of targeting aberrant TKs in cancer, SUGEN believes that a small molecule inhibitor of Her2 which also blocks the closely related Her1 and Her4 receptors (thus, a Pan-Her Antagonist), has the potential to be a more attractive and viable therapy. SUGEN believes it has identified a number of highly potent and specific small molecule inhibitors of Pan-Her. The Company is currently testing several of these molecules in animal models. The Company is pursuing its Pan-Her Antagonist program in collaboration with ASTA Medica. See "-- Corporate and Clinical Development Collaborations."

    RAF ANTAGONIST. Raf, an STK, is a downstream signalling molecule through which numerous signalling pathways have been found to converge. Raf is known to interact with the oncogene Ras, and relay its signals. The Ras oncogene has long been known to play an integral role in certain cancers, and may be involved in over 20% of all tumors including approximately 90% of pancreatic tumors. Moreover, Ras has drawn the attention of the pharmaceutical industry for many years because of its frequent mutational activation in tumor cells. However, since its biochemical activity and upstream activators were not well defined, the search for Ras inhibitors has proved difficult.

    Dr. Ulf Rapp, Director of Molecular Biology at the University of Wurzburg, Germany, a SUGEN consultant and the discoverer of Raf, has demonstrated that inhibition of Raf blocks the tumor forming potential of Ras. SUGEN has developed proprietary Raf-based assays and is screening for small molecule inhibitors of Raf. The Company believes that drugs that inhibit Raf signalling may arrest tumors driven by excessive Ras activity. The Company is pursuing its Raf Antagonist program in collaboration with ASTA Medica. See "-- Corporate and Clinical Development Collaborations."

    MET TK ANTAGONIST. Recent reports have shown that overexpression of Met TK may be implicated in a significant portion of tumors of the lung, stomach and colon. Moreover, Met TK may play a role in the metastasis of solid tumors. SUGEN is currently pursuing target validation studies on Met TK and has commenced screening against this target.

    PSORIASIS

    Psoriasis is a chronic skin disorder that affects approximately four million people in the United States, and annual treatment costs in this country are estimated at over $1.5 billion. There are few currently available drugs for this disease that offer satisfactory efficacy and safety. Hyperproliferation of keratinocytes contributes to psoriasis, and work by SUGEN and others has demonstrated that EGF TK signalling is required for the growth of keratinocytes. SUGEN's work in psoriasis is based in part on research done by its collaborators at HUJ.

    SU5271/EGF TK ANTAGONIST. SUGEN has initiated a preclinical development program based on the use of small molecule inhibitors of EGF TK for the treatment of psoriasis. This represents the first extension of SUGEN's drug discovery platform into the field of dermatology. A drug candidate, SU5271, has been selected that is an extremely potent inhibitor of EGF TK signalling, and an exclusive, worldwide license with rights to sublicense was signed with Zeneca for dermatologic uses by the Company of this compound. The Company's objective is to file an IND application for SU5271 by the end of 1996, although there can be no assurance that this timetable will be achieved.

    ANGIOGENESIS INHIBITION IN OPHTHALMOLOGY

    A number of ophthalmological disorders involve neovascularization of different regions of the eye. Since Flk-1 TK is known to be important in other neovascularization processes (such as in tumors), it may also play a crucial role in ocular neovascularization. Thus, Flk-1 TK inhibitors might be therapeutically beneficial for treating ophthalmic disorders. In October 1996, the Company signed a collaboration agreement with Allergan to identify, develop and commercialize novel angiogenesis inhibitors for the treatment of ophthalmic diseases. Target validation strategies will be undertaken for Flk-1 TK and other angiogenesis targets.

    DIABETES

    Both Type I and Type II diabetes are characterized by pathologically high levels of blood glucose due to lack of efficient cellular uptake and metabolism of glucose. Type I diabetics produce low levels of insulin and is thought to be caused by the autoimmune destruction of the pancreatic cells that make insulin. In contrast, Type II diabetics often produce elevated levels of insulin, although this insulin does not seem to have sufficient effect. All Type I and some Type II diabetics are treated with insulin. The long-term side effects of diabetes and insulin therapy can be severe.

    Dr. Ullrich was the first to clone both insulin and the TK to which insulin binds. In a normal state, the body secretes insulin which in turn binds to the insulin TK. These events activate the insulin TK signalling pathway, resulting in cellular uptake of glucose and glucose metabolism. In Type I and Type II diabetes, there is impairment of the TK signalling mechanism.

    Certain TPs appear to be involved in down regulating (dephosphorylating) the insulin TK signalling pathway. SUGEN believes that a small molecule which specifically inhibits these TPs may increase insulin TK signalling, thereby increasing glucose uptake and metabolism. The Company believes that such a discovery may present an important clinical opportunity in both Type I and Type II diabetes. The Company has initiated screening for TP inhibitors which potentiate insulin TK signalling and has identified lead compounds. The Company has also initiated IN VIVO studies with its lead compounds.

    NEUROBIOLOGY

    TKs, TPs and their signalling pathways are known to play key roles in the maintenance of the central and peripheral nervous systems. Several known neurotrophic factors bind to TKs, and thereby regulate differentiation and survival of neurons. SUGEN has identified novel TKs and TPs whose expression is restricted to the nervous system and which may serve as therapeutic targets for intervention in neurological diseases. This program is SUGEN's independent continuation of the Amgen collaboration which was terminated in early 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    IMMUNOLOGY

    The role of TKs in the generation and maintenance of the human immune system has been clearly established. SUGEN has developed a number of immunology related assays which it is screening against its library of compounds and extracts. The primary indications that the Company is focusing on in this area are immune suppression and asthma.

CORPORATE AND CLINICAL DEVELOPMENT COLLABORATIONS

    The Company's corporate partnering strategy is to seek partners whose development capabilities are complementary with those of the Company and to identify partners for selected development programs. SUGEN is currently pursuing collaboration discussions with a number of major pharmaceutical companies in the United States, Europe and Japan with respect to the Company's research and development programs. The Company cannot predict whether or when any of such discussions will result in final agreements.

    ZENECA LIMITED

    In January 1995, the Company established a research collaboration with Zeneca. In this collaboration, Zeneca and the Company seek to discover and develop novel small molecule signal transduction inhibitors that address substantial oncology markets. The collaboration covers five undisclosed cancer programs, but excludes all programs upon which the Company is currently building its own cancer business. The two companies have agreed upon specific programs to be included initially in the collaboration, with Zeneca supporting SUGEN's work on these programs for an initial term of five years. SUGEN performs target

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
identification, target validation, assay development and screening for initial leads, while Zeneca scientists will concentrate on lead identification and optimization and preclinical and clinical development activities. Zeneca will market collaboration products worldwide. SUGEN has also granted Zeneca a right of first negotiation to expand this collaboration in order to encompass additional SUGEN cancer research projects, but has specifically excluded the cancer related projects that SUGEN already has in development.

    Under the terms of the agreement, Zeneca purchased 789,141 shares of Common Stock at a price of $15.84 per share. This $12.5 million equity investment, combined with Zeneca's $7.5 million participation in SUGEN's October 1994 initial public offering, increased Zeneca's ownership in the Company to approximately 20%. Zeneca has committed not to increase its holdings above this level without the approval of SUGEN's Board of Directors. Zeneca participated in the Company's September 1995 financing, purchasing an additional 281,875 shares of Common Stock at $12.00 per share in order to maintain its ownership position. To date, Zeneca has invested approximately $23.4 million in the Company.

    In addition to annual research funding, Zeneca paid a $5 million technology set-up fee to SUGEN, and will make milestone payments (which may be offset against royalties over time) tied to the progress of compounds in the collaboration, and royalties on worldwide sales of any collaboration products. SUGEN will also have the right to contribute to clinical development costs on each program, thereby earning participation in the North American profits from successful products coming out of such programs over and above its royalty entitlement. Apart from this option, Zeneca will be responsible for all development expenses. If a third party acquires 35% or more of SUGEN's voting stock, Zeneca may terminate the collaboration agreement but retain exclusive royalty-bearing license rights to any collaboration products for which IND filing preparations are complete and a separate license agreement has been executed. There can be no assurance that this collaboration will result in any products being successfully developed.

    The agreement provides for SUGEN to be granted access to Zeneca's large proprietary collection of characterized chemical structures for screening against SUGEN's signal transduction targets, both within and outside this collaboration, subject to certain restrictions and a right of first licensing refusal on Zeneca's part. Zeneca has granted to SUGEN the right of first negotiation to license from Zeneca oncology products (other than those specifically excluded under the agreement) which Zeneca decides to license to a third party.

    In January 1996, SUGEN licensed a small molecule inhibitor of the EGF TK from Zeneca. The compound, SU5271, was licensed from Zeneca as an extension of the original collaboration agreement SUGEN signed with Zeneca. Under the terms of this license agreement, Zeneca granted to SUGEN an exclusive, worldwide license with right to sublicense to the compound in exchange for milestone and royalty payments. The agreement provides that SUGEN shall have overall control and responsibility for the preclinical and clinical development, regulatory strategy, process development and commercialization of SU5271.

    NATIONAL CANCER INSTITUTE

    In August 1995, the Company entered into a Collaborative Research and Development Agreement ("CRADA") with the National Cancer Institute (the "NCI") under which the NCI may participate in the clinical development of SU101, the Company's lead anti-cancer compound. According to the CRADA, the parties are to collaborate in the design and execution of clinical trials of SU101 in cancer. SU101's clinical development will be pursued in several different cancer indications in which anti-tumor activity was observed in preclinical studies. The overall goal of the research project with the NCI is to establish the safety and efficacy of SU101 in adult patients, and to provide adequate data to support the registration and marketing of SU101 in the United States as rapidly as possible. SUGEN is to remain responsible for manufacturing, formulations development and the majority of preclinical testing. SUGEN and NCI are to share responsibility for monitoring and data collection for these clinical trials and SUGEN will be responsible for preparing and filing the NDA for this compound. These joint trials with the NCI will be supplemental to SUGEN's independent clinical development activities on SU101 and other compounds in this same class.

    In April 1996, SUGEN entered into a second CRADA with the NCI for the application of SUGEN's proprietary transcript imaging technology in order to identify the differences in expression patterns of signal transduction genes that characterize each of the sixty tumor cell lines which constitute the NCI's screening panel. Following this transcript imaging analysis of the panel, the results will be correlated to the data generated over several decades at the NCI from the screening each year of many thousands of compounds and natural extracts against the panel. Interesting lead compounds from the NCI's open repository collection will be tested in SUGEN's target-specific signal transduction assays, and lead compounds from SUGEN will also be tested against the NCI panel. SUGEN will have the option to license discoveries made through this process for adoption into SUGEN's drug discovery programs.

    ASTA MEDICA AKTIENGESELLSCHAFT

    In December 1995, SUGEN and ASTA Medica entered into a collaboration to research, develop, manufacture, market and distribute potential oncology products based upon the Company's Pan-Her Antagonist and Raf Antagonist programs. Under the terms of the collaboration, ASTA Medica will undertake the medicinal chemistry and pharmaceutical development work on SUGEN's drug candidates, and will perform preclinical and clinical development in Europe in accordance with FDA standards. ASTA Medica paid SUGEN a $4 million technology set-up fee and will provide additional consideration in the form of contract services for non-collaboration work. Additionally, ASTA Medica purchased $9 million of Common Stock at a price of $20.88 per share. In due course, SUGEN may receive milestone payments in the two programs if they are successful. The agreement provides for ASTA Medica to receive exclusive marketing rights to collaboration products in Greater Europe (including countries and territories located in the former Soviet Union) and South America, subject to an obligation to pay royalties on net sales in such territory to SUGEN. ASTA Medica also has the right of first offer to manufacture for SUGEN territories. SUGEN retains market rights in the rest of the world, subject to a royalty payable to ASTA Medica in most circumstances.

    ASTA Medica is an international pharmaceutical company headquartered in Germany. The Company's research and development is focused on the indications of cancer, respiratory diseases/allergies, pain and inflammation, as well as disorders of the central nervous system/epilepsy. ASTA Medica employs approximately 5,900 individuals worldwide. The company is owned by Degussa, a German manufacturer of fine chemicals and precious metals.

    ALLERGAN

    In October 1996, SUGEN entered into a collaboration with Allergan to identify, develop and commercialize novel angiogenesis inhibitors for the treatment of ophthalmic diseases. The collaboration will also establish a comprehensive effort to identify and validate signal transduction targets for choroidal and retinal neovascularization. Allergan will be the exclusive corporate partner for SUGEN in ophthalmic disease and will have exclusive rights to all ophthalmic uses of collaboration products and collaboration know-how world-wide. In return, Allergan paid SUGEN a $2 million initial research fee for past research services and will fund collaboration research and drug discovery at SUGEN for at least three years. Allergan also purchased $4 million of Common Stock at $20.88 per share. SUGEN will also receive payments upon achievement of certain milestones and royalties with respect to worldwide sales of collaboration products. In addition, SUGEN will have the right to contribute to clinical development costs on each program, thereby earning participation in the North American and European profits from successful products coming out of such programs over and above its royalty entitlement. Apart from this option, Allergan will be responsible for all development expenses.

    See "Risk Factors -- Dependence on Collaborative Relationships" for a discussion of certain risks related to the Company's collaborations.

RESEARCH COLLABORATIONS

    SUGEN's scientific founders are Dr. Joseph Schlessinger, Chairman of the Department of Pharmacology at NYU, and Dr. Axel Ullrich, Director of the Department of Molecular Biology at MPI in Martinsreid, Germany. In the fall of 1991, the Company entered into research collaboration agreements with both institutions. More recently the Company has established additional research collaborations in the target identification and screening areas. Overall, SUGEN's collaborations encompass over 150 researchers, the majority of whom are with MPI, MPP or NYU.

    NEW YORK UNIVERSITY

    In September 1991, SUGEN entered into a research and license agreement with NYU granting the Company an exclusive worldwide license to the commercial uses of all the TK and TP technology being developed under the leadership of Dr. Schlessinger. The research program being conducted at NYU centers on an investigation of the mechanisms underlying the action of TKs and TPs and their physiological role, as well as identifying, isolating and cloning new TKs and TPs and the components of the signal transduction pathways emanating from these proteins. The research program is scheduled to terminate in 1997, however it can be extended for additional periods of time. SUGEN's license to technology developed before or during the research program will survive indefinitely unless NYU terminates the agreement upon insolvency of the Company or due to a material breach by the Company. Upon termination of the agreement, NYU will own the rights to the technology it has developed under the agreement. The Company is obligated to pay royalties to NYU on sales of any products using the NYU technology. As part of this arrangement, NYU purchased 200,000 shares of Common Stock of the Company at the Company's formation.

    MAX-PLANCK SOCIETY

    SUGEN has formed research collaborations with two institutes of the Max-Planck Society in Germany. These collaborations include licenses from Garching Innovation GmbH ("Garching"), the licensing arm of the Max-Planck Society.

    MAX-PLANCK-INSTITUT FUR BIOCHEMIE. The Company entered into a research and license agreement with MPI and Garching which terminates in 1997. This agreement grants SUGEN an exclusive worldwide license to the commercial uses of all the TK and TP technology being developed under the leadership of Dr. Ullrich. The scope of the research program includes identification, isolation and cloning of novel TKs and TPs, characterization of signal transduction pathway components and investigation of the normal biological role of these proteins as well as their role in disease. SUGEN's license to technology developed before or during the research program will survive indefinitely unless MPI terminates the agreement upon insolvency of the Company or due to a material breach by the Company. Upon termination of the agreement, MPI will own the rights to the technology it has developed under the agreement. As with the NYU agreement, the Company is obligated to pay royalties on sales of any products using this technology. As part of this arrangement, Garching purchased 200,000 shares of Common Stock at the Company's formation.

    MAX-PLANCK-INSTITUT FUR PHYSIOLOGISCHE UND KLINISCHE FORSCHUNG. In October 1993, SUGEN entered into an agreement with MPP and Garching to support the work of Dr. Werner Risau, a leading researcher in the area of angiogenesis. This agreement grants SUGEN the exclusive worldwide right to commercialize Dr. Risau's research on the inhibition of angiogenesis, vasculogenesis, vascular permeability, chemotaxis and neurite outgrowth. This research collaboration will terminate in October 1999. SUGEN's license to technology developed before or during the research program will survive indefinitely unless MPP terminates the agreement upon insolvency of the Company or due to a material breach by the Company. Upon termination of the agreement, MPP will own the rights to the technology it has developed under the agreement. The Company is obligated to pay royalties on sales of any products embodying this technology.

    UNIVERSITY OF WASHINGTON

    In early 1994, the Company entered into a series of agreements to license the work of Dr. Edmond Fischer at the University of Washington. Dr. Fischer is a member of SUGEN's Science Advisory Board and a recipient of the 1992 Nobel Prize for Medicine for his work in establishing the fundamental importance of phosphorylation in cellular signalling pathways. The first agreement grants SUGEN an exclusive worldwide license to patent applications covering one of the first tyrosine phosphatases to be described in the literature, in exchange for license fees and milestone and royalty payments. The agreement expires in February 1997. However, the Company may extend the agreement for an additional three years by the payment of a nominal fee and may extend the agreement for the life of any related patents if the Company initiates development of any compounds generated under the agreement and covered by such patents. The Washington Research Foundation, a licensing arm of the University of Washington, may terminate the agreement upon insolvency of the Company or due to a material breach by the Company. Upon termination, the Washington Research Foundation will own the rights to the technology licensed under the agreement.

    THE HEBREW UNIVERSITY OF JERUSALEM

    SUGEN is the exclusive licensee of research being carried out by Dr. Alexander Levitzki at the HUJ under an agreement entered into in September 1993 and amended in March 1995 and May 1996. The Company's license includes exclusive rights in certain fields to a series of issued patents and patent applications and other proprietary know-how covering synthetic small molecule TK inhibitors, including compounds and methods of treatment, as well as all new compounds which result from the ongoing work of Dr. Levitzki's team at the HUJ during the research program. SUGEN's research scientists work closely with Dr. Levitzki and the chemists in his laboratory, providing activity data on compounds, which in turn supports the iterative process of lead optimization. SUGEN's rights to the licensed products that are of continued interest to the Company survive, subject to certain diligence requirements, upon expiration of the research period or termination for convenience. SUGEN retains rights to all the licensed products should the agreement be terminated due to a breach by or insolvency of HUJ. Upon termination of the agreement due to insolvency of the Company or due to a breach by the Company, HUJ will own the rights to the technology developed under the agreement and the Company will be obligated to return all material relating to the technology. The Company is obligated to make milestone payments and pay royalties on any sales of licensed products. This research program terminates in June 1997 and is extendible by the Company for additional periods.

    In addition, SUGEN has also entered into sponsored research and exclusive license agreements with HUJ providing SUGEN with commercial rights to compounds emanating from programs focused on clinical development of tyrosine kinase inhibitors in therapeutic areas outside SUGEN's main areas of focus. The aim of these programs is to develop small molecules for the treatment of psoriasis and human papilloma virus infection. The sponsored research programs are currently scheduled to continue through September 1997. The programs require 120 days notice for cancellation. The contracts provide for limitations on the amount payable by SUGEN for sponsored research under all of these programs after notice of cancellation. SUGEN's rights to the licensed products that are of continued interest to the Company survive, subject to certain diligence requirements, upon expiration of the research period or termination for convenience. SUGEN retains rights to all the licensed products should the agreement be terminated due to a breach by or insolvency of HUJ.

    ARQULE

    In September 1996, SUGEN entered into a collaboration agreement with ArQule to develop a proprietary collection of compounds designed to target binding sites common to many signal transduction molecules found in cell-signalling pathways. SUGEN provides lead chemical structures and new chemical structure scaffolds to enable ArQule to use its Directed ArrayTM combinatorial synthesis technologies to build a novel collection of compounds with potentially broad applications for the pharmaceutical industry. SUGEN retains exclusive rights to this collection with respect to TK and STK targets, subject to certain payments and royalties to ArQule. ArQule retains responsibility for commercializing the collection for targets in other areas, subject to royalty-sharing arrangements with SUGEN.

    OTHER SOURCES OF MATERIALS FOR SCREENING

    The Company has entered into a number of agreements designed to obtain novel biochemical and biological compounds and extracts for screening in its proprietary assay systems. These agreements cover a broad range of chemical entities from sources across the world. SUGEN also has an agreement with Panlabs, Inc. of Bothell, Washington for the supply of microbial and fungal extracts and the isolation and identification of active components from these extracts. The original agreement was entered into in March 1993, and is renewable for successive one year periods. The agreement most recently was amended in early 1996, under which Panlabs will supply the Company with a significant number of extracts from which the Company can select a portion to be designated as "selected organisms." SUGEN will own all rights to the selected organisms and the active compounds produced by them, including any derivatives. Panlabs is supplying other companies with similar extracts under similar conditions. In June 1995, SUGEN and Toyama Prefectural University of Tokyo initiated a collaboration to discover new drugs for the treatment of cancer and other diseases by inhibiting TKs and TPs and related molecules. A research team headed by Professor Toshikazu Oki in the University's Biotechnology Research Center is providing to SUGEN compounds from Toyama's

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
microbial strain libraries for testing of potential biological activity. In July 1996, SUGEN and the Institutes of Botany and Microbiology of the Chinese Academy of Sciences initiated an exclusive collaboration to discover novel signal transduction inhibitor candidates and pharmacophores. The Institute of Botany and the Institute of Microbiology are providing to SUGEN extracts from the Institutes' plant and microbial collections for testing of potential biological activity against SUGEN's signal transduction targets. Other SUGEN compound sources include natural product libraries from around the globe, including microbial, fungal and plant extracts, as well as additional sources of small organic compounds.

    See "Risk Factors -- Dependence on Collaborative Relationships" for a discussion of certain risks related to the Company's collaborations.

PATENTS AND PROPRIETARY TECHNOLOGY

    The Company's success will depend in part on its ability to obtain patents, maintain trade secrets and operate without infringing on the proprietary rights of others, both in the United States and in other countries. Patent matters in biotechnology, and in particular with respect to receptors as screening tools and/ or the DNA encoding them, are highly uncertain and involve complex legal and factual questions. Accordingly, the availability of and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. As of September 30, 1996, SUGEN held exclusive rights to at least six issued U.S. patents and had filed and/or held exclusive licenses to approximately 115 United States patent applications, as well as related foreign patent applications. While the Company believes at this time that it will receive method of use patent protection on SU101, there can be no assurance that any such patent protection will issue. There can be no assurance that the Company will develop products or processes that are patentable, that patents will issue from any of the pending applications, or that claims allowed will be sufficient to protect the Company's technology. There can be no assurance that the Company's patents, if issued, will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company. Competitors have been issued patents, may have filed applications or may obtain additional patents and proprietary rights relating to products or processes competitive with those of the Company or which could block the Company's efforts to obtain patents.

    A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the field of TKs, TPs and STKs and related downstream signalling molecules. The commercial success of the Company will depend in part on SUGEN not infringing patents issued to competitors and not breaching the technology licenses upon which any Company products are based. The Company in the past has been, and from time to time in the future may be, notified of claims that the Company may be infringing patents or other intellectual property rights owned by third parties. Certain patent applications or patents of the Company's competitors may conflict with the Company's patents and patent applications, and SUGEN is aware that other companies have filed patent applications and have been granted patents in the United States and other countries claiming subject matter potentially useful or necessary to the Company. Such conflicts could result in a significant reduction in the scope of the coverage of the Company's issued or licensed patents. In addition, if patents are issued to other companies which contain competitive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to these patents or to develop or obtain alternative technology. If any licenses are required, there can be no assurance that the Company will be able to obtain any such license on commercially favorable terms, if at all, and if these licenses are not obtained, the Company might be prevented from pursuing the development of certain of its potential products. The Company's breach of an existing license or failure to obtain a license to any technology that it may require to commercialize its products may have a material adverse impact on the Company. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third party proprietary rights. There can be no assurance that the Company's issued or licensed patents would be held valid by a court of competent jurisdiction. Even if the outcome of such litigation is favorable, the cost of such litigation and the diversion of the Company's resources during such litigation could have a material adverse effect on the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology, any of which could have a material adverse effect on the Company. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company.

    SU101 is a member of the isoxazole family of compounds generally known by the name leflunomide. Leflunomide was discovered more than 15 years ago. A large pharmaceutical company holds a number of United States and foreign patents and has filed applications in the United States and abroad covering compositions of matter and pharmaceutical uses of leflunomide and structurally related compounds. SUGEN believes its research and development and its clinical trials with SU101 in the United States are protected from claims of infringement of the United States patents because such activities are being conducted solely for uses reasonably related to development and submission of information to the FDA for regulatory approval. Although the Company cannot predict whether or when SU101 will be approved by the FDA for marketing in the United States, it believes that certain of the pharmaceutical company's patents in the United States may have expired when marketing does begin and that the remaining United States patents are either invalid or will not be infringed by the manufacture and sale of SU101. However, the Company has learned that additional patents recently issued in the United States to the pharmaceutical company covering the use of leflunomide and structurally related compounds for the treatment of named cancers. The Company presently does not know if commercialization of SU101 will infringe these additional patents but believes that the additional patents may be subject to claims of invalidity as they relate to SU101. If the additional patents were determined to be valid with respect to SU101, the Company may be required to obtain a license from the pharmaceutical company in order to manufacture and sell SU101 in the United States. The Company presently does not intend to commercialize SU101 outside the United States. There can be no assurance that SU101 will not infringe the recently issued patents, that the term of the pharmaceutical company's other existing patents will not be extended, that the claims of the pharmaceutical company's pending patent applications will not be modified prior to issuance so as to enhance their validity or scope, or that a court will agree with the Company's beliefs regarding invalidity and non-infringement of the patents. To date, the pharmaceutical company has not threatened or commenced legal proceedings against the Company concerning possible patent infringement. There can be no assurance that the pharmaceutical company in the future will not assert claims against SUGEN or that the Company could reach agreement with the pharmaceutical company for a license for SU101 upon favorable terms or at all, if required. The inability of the Company to resolve this matter on favorable terms or at all could have a material adverse effect on the Company. In any event, the assertion of such claims, even if resolved favorably to the Company, could result in substantial costs to the Company.

    SUGEN also relies on trade secrets to protect technology, especially where patent protection is not believed to be appropriate or obtainable. SUGEN attempts to protect its proprietary technology and processes in part by confidentiality agreements with its employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that the Company or its consultants or research collaborators use intellectual property owned by others in their work for the Company, disputes may also arise as to the rights in related or resulting know-how and inventions.

COMPETITION

    SUGEN is engaged in a rapidly changing field. Other products and therapies that will compete directly with the products that the Company is seeking to develop and market currently exist or are being developed. Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase. Most of these companies have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than the Company. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of these competitors have significant products that have been approved or are in development and operate large, well funded research and development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for products and clinical development and marketing. These companies and institutions compete with the Company in recruiting and retaining highly qualified scientific and management personnel. In addition to the above factors, SUGEN will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position. There is intense competition for access to libraries of compounds to use for screening and any inability of the Company to maintain access to sufficiently broad libraries of compounds for screening potential targets would have a material adverse effect on the Company. There is no assurance that the Company's competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company.

GOVERNMENT REGULATION

    The manufacturing and marketing of the Company's potential products and its ongoing research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against the Company or its potential products.

    Prior to marketing in the United States, any drug developed by the Company must undergo rigorous preclinical and clinical testing and an extensive regulatory clearance process implemented by the FDA under the federal Food, Drug and Cosmetic Act. Satisfaction of such regulatory requirements, which includes satisfying the FDA that the product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Preclinical studies must be conducted in conformance with the FDA's good laboratory practice ("GLP") regulations. Before commencing clinical investigations in humans, the Company must submit to and receive approval from the FDA of an IND. There can be no assurance that submission of an IND would result in FDA authorization to commence clinical trials. Clinical testing must meet requirements for institutional review board oversight, informed consent and good clinical practice requirements and is subject to continuing FDA oversight. The Company does not have extensive experience in conducting and managing the clinical testing necessary to obtain regulatory approval. Clinical trials may require large numbers of test subjects. Furthermore, the Company or the FDA may suspend clinical trials at any time if they believe that the subjects participating in such trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND or the conduct of the trials.

    Before receiving FDA clearance to market a product, the Company will have to demonstrate that the product is safe and effective on the patient population that will be treated. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Similar delays also may be encountered in foreign countries. There can be no assurance that even after such time and expenditures, regulatory clearance will be obtained for any products developed by the Company. If regulatory clearance of a product is granted, such clearance will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical studies. Marketing or promoting a drug for an unapproved indication is prohibited. Furthermore, clearance may entail ongoing requirements for postmarketing studies. Even if such regulatory clearance is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including costly recalls or even withdrawal of the product from the market. There can be no assurance that any compound developed by the Company alone or in conjunction with others will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance.

    Outside the United States, the Company's ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community ("EC") certain registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA clearance set forth above.

MANUFACTURING

    The Company has no manufacturing facilities and relies on other manufacturers to produce its compounds for research and development, preclinical and clinical purposes. The products under development by the Company have never been manufactured on a commercial scale and there can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. If the Company were unable to contract for a sufficient supply of its compounds on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's preclinical and clinical testing schedule would be delayed, resulting in delay in the submission of products for regulatory approval or the market introduction and subsequent sales of such products, which could have a material adverse effect on the Company. Moreover, contract manufacturers that the Company may use must adhere to current Good Manufacturing Practices regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, the FDA pre-market approval of the products will not be granted.

FACILITIES

    SUGEN currently leases approximately 48,000 square feet of laboratory and office space in Redwood City, California. The Company leases this space under operating leases which last through December 1998, with three and five year renewal options at the end of the leases. The Company believes that its current facilities plus anticipated additions are sufficient to meet its needs for the next several years.

EMPLOYEES

    As of September 30, 1996, the Company had 147 full-time employees, including a technical scientific staff of 109. The Company places an emphasis on obtaining the highest available quality of staff. The Company has selected and assembled a group of experienced scientists and managers with skills in a wide variety of disciplines, including molecular biology, medicinal chemistry and pharmaceutical development. None of the Company's employees are covered by collective bargaining arrangements and management considers relations with its employees to be good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below is information regarding directors and executive officers of the Company as of October 4, 1996.

                 NAME                       AGE                           POSITION WITH THE COMPANY
--------------------------------------      ---      --------------------------------------------------------------------

Stephen Evans-Freke (1)                         44   Chief Executive Officer and Chairman of the Board
Axel Ullrich, Ph.D.                             52   Director and Co-Chief Scientist
Joseph Schlessinger, Ph.D.                      51   Co-Chief Scientist and Honorary Director
K. Peter Hirth, Ph.D.                           45   Executive Vice President and Chairman Research and Development
                                                     Committee
Sara A. Courtneidge, Ph.D.                      43   Vice President, Research
Christine E. Gray-Smith                         47   Senior Director of Finance and Assistant Secretary
Richard D. Spizzirri (2)                        63   Director and Secretary
Anthony B. Evnin, Ph.D. (1)(3)                  55   Director
Charles M. Hartman (1)(2)                       55   Director
Heinrich Kuhn                                   60   Director
Donald E. Nickelson (1)(2)                      63   Director
Bruce R. Ross (1)                               55   Director
Glenn S. Utt, Jr. (3)                           70   Director
Michael A. Wall (3)                             68   Director

------------------------
(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

    STEPHEN EVANS-FREKE, a founder of the Company, has served as Chief Executive Officer and Chairman of the Board of the Company since its inception. Mr. Evans-Freke was also a founder of Selectide Corporation, a biotechnology company based on combinatorial chemistry screening technology, and served as its Chairman of the Board from 1990 until its acquisition by Marion Merrell Dow, Inc. in January 1995. From 1976 to 1990, Mr. Evans-Freke was employed by PaineWebber Incorporated, a brokerage, financial service and investment banking company, and served most recently as a member of its Board of Directors and President of PaineWebber Development Corporation, a subsidiary of PaineWebber Incorporated. He is also involved with various private companies, serving as a director of Pharmaceutical Partners LLC, President of International Technology Investment Managers, Inc. and Chairman of International Technology Investment Managers (Asia) Inc. Mr. Evans-Freke formerly served as a director of Genentech Development Corporation, Amgen Development Corporation, and a number of other companies. Mr. Evans-Freke received a degree in Law from Cambridge University.

    AXEL ULLRICH, PH.D., a founder of the Company, has served as a consultant to the Company in his capacity as Co-Chief Scientist and has been a member of the Board of Directors of the Company since its inception. Since 1988, Dr. Ullrich has served as Director, Department of Molecular Biology, Max-Planck-Institut fur Biochemie, a research institute of the Max-Planck Society, a German government-funded organization of over eighty research institutes.

    JOSEPH SCHLESSINGER, PH.D., a founder of the Company, has served as a consultant to the Company in his capacity as Co-Chief Scientist, as well as an honorary member of the Board of Directors, since its inception. He has served as a professor and Chairman of the Department of Pharmacology at New York University Medical Center since 1990, and as the Ruth and Leonard Simon Professor in Cancer Research in the Department of Chemical Immunology at the Weizmann Institute of Science in Rehovot, Israel, since 1984. He was formerly Director of Research for Rorer Biotechnology, a biotechnology company.

    K. PETER HIRTH, PH.D., Executive Vice President and Chairman Research and Development Committee, joined the Company in March 1992. Dr. Hirth held several positions with Boehringer Mannheim GmbH, a German pharmaceutical company, from August 1984 to December 1991, most recently as Vice President and Head of Immunopharmacology, Allergy, Virology and Microbiology.

    SARA A. COURTNEIDGE, PH.D. has served as Vice President, Research of the Company since November 1994. Dr. Courtneidge was employed by the European Molecular Biology Laboratory, an international molecular biology research center in Heidelberg, Germany, from August 1985 to September 1994, first as Group Leader, and most recently as Senior Scientist, Differentiation Programme. From January 1981 to July 1985, Dr. Courtneidge was a member of the Scientific Staff at the National Institute for Medical Research, London, England.

    CHRISTINE E. GRAY-SMITH, Senior Director of Finance and Assistant Secretary, joined the Company in August 1994. From July 1992 to July 1994, Ms. Gray-Smith served as Vice President and Chief Financial Officer of Worldtalk Corporation, a messaging integration software company, and from July 1988 to June 1992 she served as Controller of Power Up Software Corporation, a software development company. Ms. Gray-Smith, a certified public accountant, previously served as a principal (senior manager) of Arthur Young & Company, an accounting firm and predecessor of Ernst & Young LLP.

    RICHARD D. SPIZZIRRI has served as a director of the Company since December 1991 and as Secretary since May 1992. Mr. Spizzirri was a partner at the law firm of Davis Polk & Wardwell from 1967 to December 1994, when he retired. He continues to serve as senior counsel to Davis Polk & Wardwell and as a director of Centocor, Inc. and Stuart Entertainment, Inc.

    ANTHONY B. EVNIN, PH.D. has served as a director of the Company since December 1991. Dr. Evnin has been a general partner of Venrock Associates, a venture capital partnership, since 1975. He serves as Chairman of the Board of Genetics Institute, Inc. and is also a director of Arris Pharmaceutical Corporation, Centocor, Inc., Opta Food Ingredients, Inc., Escalon Medical Corp., Kopin Corporation, Ribozyme Pharmaceuticals, Inc. and several private companies.

    CHARLES M. HARTMAN has served as a director of the Company since December 1991. He has been a general partner of CW Group, a venture capital partnership, since 1983. He is a director of Ribozyme Pharmaceuticals, Inc., Geron Corporation and several privately-held life sciences companies as well as The Hastings Center, a nonprofit organization dedicated to the study of ethics in medicine and life sciences.

    HEINRICH KUHN has served as a director of the Company since December 1991. Since 1979 he has served as Managing Director of Garching Innovation GmbH, the technology transfer agency of the Max-Planck Society.

    DONALD E. NICKELSON has served as a director of the Company since October 1992. Mr. Nickelson served as President of PaineWebber Group, a brokerage service and investment banking company, from 1988 until retiring in 1990. He also served as a director of PaineWebber Group from 1980 until 1993. Mr. Nickelson serves as Chairman of the Board of Greenfield Industries, Inc. and also as Trustee of The Mainstay Mutual Funds. He serves as Director of Corporate Properties 10, Carey Institutional Properties 11, DTI Industries, Harbour Group and Allied Health Care Products, Inc.

    BRUCE R. ROSS was appointed as a director of the Company in August 1994. From 1980 to March 1994 when he retired, Mr. Ross held various senior management positions with Bristol-Myers Squibb, an international pharmaceutical company, including Vice President, Bristol-Myers Oncology Division, President, U.S. Pharmaceutical Group and Senior Vice President, Policy, Planning & Development. Mr. Ross is currently the Chief Executive Officer of the National Comprehensive Cancer Network and currently serves as a director of Cytogen Corporation and the Fox Chase Cancer Center.

    GLENN S. UTT, JR. has served as a director of the Company since December 1991. From 1962 to 1983 when Mr. Utt retired, he served as Executive Vice President of Abbott Laboratories, Inc., a hospital, laboratory and diagnostic products company, President of its Pharmaceutical Division and as a member of its Board of Directors. He is also Chairman of Janmar, Inc.

    MICHAEL A. WALL has served as a director of the Company since December 1991. From 1979 to 1987, when he retired, Mr. Wall served as Chairman of Centocor, Inc., and continued to serve as a member of its board of directors until 1993. He has participated as a founder, director, or manager of over a dozen technology firms since 1955. Mr. Wall is also a director of Kopin Corporation and is Chairman of the Board of Directors of Alkermes, Inc.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the ownership of the Company's Common Stock as of October 4, 1996, by: (i) each director; (ii) each of the executive officers; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock.

                                                                                            BENEFICIAL OWNERSHIP
                                                                                               PERCENTAGE(1)
                                                                                          ------------------------
                                                                                           PRIOR TO       AFTER
BENEFICIAL OWNERS                                                      NUMBER OF SHARES    OFFERING     OFFERING
---------------------------------------------------------------------  -----------------  -----------  -----------

Zeneca Limited.......................................................       2,071,016           19.0%        16.1%
 15 Stanhope Gate
 London W1Y 6LN
 England
Stephen Evans-Freke (2)..............................................         675,819            6.1          5.2
Anthony B. Evnin, Ph.D. (3)..........................................          30,669          *            *
Charles M. Hartman (4)...............................................         437,049            4.0          3.4
Heinrich Kuhn (5)....................................................         247,666            2.3          1.9
Donald E. Nickelson (6)..............................................          45,999          *            *
Bruce R. Ross (7)....................................................          30,000          *            *
Richard D. Spizzirri (8).............................................         245,519            2.3          1.9
Axel Ullrich, Ph.D. (9)..............................................         224,333            2.1          1.7
Glenn S. Utt, Jr. (10)...............................................          52,000          *            *
Michael A. Wall (11).................................................          60,721          *            *
Sara A. Courtneidge, Ph.D. (12)......................................          33,125          *            *
Christine E. Gray-Smith (13).........................................          19,141          *            *
K. Peter Hirth, Ph.D. (14)...........................................          76,279          *            *
All executive officers and directors as a group
  (14 persons) (15)..................................................       2,410,653           21.2%        18.0%

------------------------
* Less than one percent.

 (1)This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission ("SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 10,898,785 shares of Common Stock outstanding on October 4, 1996 and 12,898,785 shares of Common Stock outstanding after completion of this offering, adjusted as required by rules promulgated by the SEC.

 (2)Includes (i) 5,333 shares beneficially owned by ITIM Corp., of which Mr. Evans-Freke is a stockholder and President, (ii) 23,424 shares beneficially owned by Mr. Evans-Freke as co-trustee of his children's trusts, (iii) 3,955 shares owned by his spouse, (iv) 76,209 shares of Common Stock subject to repurchase in favor of the Company, and (v) 180,000 shares subject to stock options exercisable within 60 days of October 4, 1996, of which 164,813 are subject to a repurchase option in favor of the Company in the event of an early exercise.

 (3)Includes (i) 42 shares beneficially held by Venrock Associates and 15 shares beneficially held by Venrock Associates II L.P., both of which Dr. Evnin is a general partner, and (ii) 12,000 shares subject to stock options exercisable within 60 days of October 4, 1996, of which 5,000 are subject to a repurchase option in favor of the Company in the event of early exercise. Dr. Evnin disclaims beneficial ownership of the Venrock shares except to the extent of his partnership interest therein.

 (4)Includes 306,666 shares owned by CW R&D II (Financial) Fund, L.P. and 105,050 shares owned by CW Ventures II, L.P. Mr. Hartman is a general partner of CW Partners II, L.P. ("CWP II") and CW Partners III, L.P. ("CWP III"). CWP II is a general partner of CW R&D II (Financial) Fund, L.P. CWP III is a general partner of CW Ventures II, L.P. Mr. Hartman disclaims beneficial ownership of the shares held by such entities except to the extent of his partnership interests therein. Also includes 12,000 shares subject to stock options exercisable within 60 days of October 4, 1996, of which 5,000 are subject to a repurchase option in favor of the Company in the event of an early exercise.

 (5)Includes (i) 200,000 shares beneficially owned by Max-Planck-Gesellschaft. Dr. Kuhn is Managing Director of Garching Innovation GmbH, the technology transfer agency of the Max-Planck Society, and (ii) 22,000 shares subject to stock options exercisable within 60 days of October 4, 1996, of which 11,875 are subject to a repurchase option in favor of the Company in the event of an early exercise. Dr. Kuhn disclaims beneficial ownership of the Max-Planck-Gesellschaft shares.

 (6)Includes (i) 667 shares of Common Stock subject to repurchase in favor of the Company and (ii) 22,000 shares subject to stock options exercisable within 60 days of October 4, 1996, of which 15,000 are subject to a repurchase option in favor of the Company in the event of an early exercise.

 (7)Includes 26,000 shares subject to stock options exercisable within 60 days of October 4, 1996, of which 12,800 are subject to a repurchase option in favor of the Company in the event of an early exercise.

 (8)Includes 12,000 shares subject to stock options exercisable within 60 days of October 4, 1996, of which 5,000 are subject to a repurchase option in favor of the Company in the event of an early exercise.

 (9)Includes 32,333 shares subject to stock options exercisable within 60 days of October 4, 1996, of which 13,772 are subject to a repurchase option in favor of the Company in the event of an early exercise.

(10)Includes 12,000 shares subject to stock options exercisable within 60 days of October 4, 1996, of which 5,000 are subject to a repurchase option in favor of the Company in the event of an early exercise.

(11)Includes (i) 6,666 shares registered to Mr. Wall as trustee of his children's trust account, and (ii) 12,000 shares subject to stock options exercisable within 60 days of October 4, 1996, of which 5,000 are subject to a repurchase option in favor of the Company in the event of an early exercise.

(12)Includes 33,125 shares subject to stock options exercisable within 60 days of October 4, 1996.

(13)Includes 18,141 shares subject to stock options exercisable within 60 days of October 4, 1996.

(14)Includes 44,470 shares subject to stock options exercisable within 60 days of October 4, 1996.

(15)Includes shares held by directors and executive officers of the Company, and entities affiliated with such persons. Also includes 76,876 shares subject to repurchase in favor of the Company and 470,402 shares subject to stock options held by executive officers and directors exercisable within 60 days of October 4, 1996, of which 257,032 are subject to a repurchase option in favor of the Company in the event of early exercise. See Notes 2 through 14 above.

                                  UNDERWRITING

    Under the terms of and subject to the conditions contained in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement (the "Registration Statement") of which this Prospectus forms a part, the underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc., UBS Securities LLC and Hambrecht & Quist LLC are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                                                                                               NUMBER OF
UNDERWRITERS                                                                                    SHARES
--------------------------------------------------------------------------------------------  -----------

Lehman Brothers Inc.........................................................................
UBS Securities LLC..........................................................................
Hambrecht & Quist LLC.......................................................................

      Total.................................................................................

    The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock offered pursuant to the Offering are subject to certain conditions contained therein, and that, if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

    The Company has been advised that the Underwriters propose to offer part of the shares to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $         per share under the public offering price. The
underwriters may allow, and such dealers may reallow a concession not in excess
of $         per share to certain other brokers or dealers. After the initial offering to the public, the offering price and other selling terms may be changed by the Representatives.

    The Company has granted to the Underwriters an option to purchase up to an additional shares of Common Stock, exercisable solely to cover over-allotments, at the offering price to the public less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock, proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    The Representatives have informed the Company that the Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    In connection with the Offering, certain of the Underwriters and selling group members (if any) that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on Nasdaq in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid effecting a purchase price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed. Passive market making may stabilize the market price of the Common Stock at the level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    The Company's directors, officers and certain stockholders beneficially owning an aggregate of approximately 4,786,000 shares of Common Stock have agreed not to offer, sell or otherwise dispose of their shares, with certain limited exceptions, for a period of 90 days after the date of the Offering without the prior written consent of Lehman Brothers Inc. on behalf of the Underwriters. The Company has agreed not to offer, sell, contract to sell or otherwise issue any Common Stock or other securities, prior to the expiration of 90 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Underwriters, except for options issuable under the Company's option plans, Common Stock issuable under the Company's employee stock purchase plan, and Common Stock issuable upon exercise of outstanding warrants or options. Lehman Brothers Inc. in its discretion, may permit such sales during such periods without public announcement.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California. Brobeck, Phleger & Harrison LLP, San Francisco, California, are acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

    The financial statements of SUGEN, Inc. at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  SUGEN, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Ernst & Young LLP, Independent Auditors..........................................................         F-2

Financial Statements:

  Balance Sheets...........................................................................................         F-3

  Statements of Operations.................................................................................         F-4

  Statement of Stockholders' Equity........................................................................         F-5

  Statements of Cash Flows.................................................................................         F-6

  Notes to Financial Statements............................................................................         F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
SUGEN, Inc.

    We have audited the accompanying balance sheets of SUGEN, Inc. as of December 31, 1994 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SUGEN, Inc. at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Palo Alto, California
February 2, 1996

                                  SUGEN, INC.
                                 BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                     ASSETS

                                                                         DECEMBER 31,  DECEMBER 31,
                                                                             1994          1995
                                                                         ------------  ------------   JUNE 30,
                                                                                                        1996
                                                                                                     -----------
                                                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents............................................   $   12,599    $    8,226    $   9,113
  Short-term investments...............................................        9,815        45,027       31,125
  Accounts receivable..................................................          323           288          212
  Prepaid expenses and other current assets............................          546           746          623
                                                                         ------------  ------------  -----------
    Total current assets...............................................       23,283        54,287       41,073

Property and equipment, net............................................        2,851         4,513        4,193
Other assets...........................................................          404           443        1,232
Investment in Selectide Corporation....................................        1,917            --           --
                                                                         ------------  ------------  -----------
                                                                          $   28,455    $   59,243    $  46,498
                                                                         ------------  ------------  -----------
                                                                         ------------  ------------  -----------

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................   $    1,072    $      652    $   1,795
  Accrued liabilities..................................................        1,591         3,587        5,316
  Deferred revenue.....................................................        4,636         6,558        1,616
  Capital lease obligations -- current portion.........................          750         1,354        1,556
                                                                         ------------  ------------  -----------
    Total current liabilities..........................................        8,049        12,151       10,283

Capital lease obligations -- non-current portion.......................        2,087         3,651        3,408
Commitments
Stockholders' equity:
  Preferred stock, $.01 par value; 20,000,000 shares authorized, issuable in series; 300,000 shares designated as Series A Junior
   Participating Preferred Stock; none issued and outstanding..........           --            --           --
  Common stock, $.01 par value; 30,000,000 shares authorized; shares issued and outstanding: 8,161,700, 10,634,917 and 10,528,572 at
   December 31, 1994 and 1995 and June 30, 1996, respectively..........           82           106          105
  Additional paid-in capital...........................................       45,094        81,696       79,623
  Deferred compensation................................................         (587)         (397)        (303)
  Accumulated deficit..................................................      (26,270)      (37,964)     (46,618)
                                                                         ------------  ------------  -----------
    Total stockholders' equity.........................................       18,319        43,441       32,807
                                                                         ------------  ------------  -----------
                                                                          $   28,455    $   59,243    $  46,498
                                                                         ------------  ------------  -----------
                                                                         ------------  ------------  -----------

                            See accompanying notes.

                                  SUGEN, INC.
                            STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                       SIX MONTHS ENDED JUNE
                                                       YEARS ENDED DECEMBER 31,                 30,
                                                  ----------------------------------  ------------------------
                                                     1993        1994        1995        1995         1996
                                                  ----------  ----------  ----------  ----------  ------------
                                                                                            (UNAUDITED)
Contract revenue (includes amounts from related
 party).........................................  $    5,470  $    6,270  $   13,843  $    6,875  $      7,908
Costs and expenses:
  Research and development......................      10,251      17,079      23,226      10,563        14,332
  General and administrative....................       2,169       3,106       5,086       2,389         2,967
                                                  ----------  ----------  ----------  ----------  ------------
    Total costs and expenses....................      12,420      20,185      28,312      12,952        17,299
                                                  ----------  ----------  ----------  ----------  ------------
Operating loss..................................      (6,950)    (13,915)    (14,469)     (6,077)       (9,391)
Other income and expenses:
  Interest income...............................         339         529       1,988         908         1,288
  Interest expense..............................         (56)       (278)       (494)       (209)         (354)
  Gain on sale of investment in Selectide
   Corporation..................................          --          --       1,006       1,006            --
                                                  ----------  ----------  ----------  ----------  ------------
    Other income, net...........................         283         251       2,500       1,705           934
                                                  ----------  ----------  ----------  ----------  ------------
Net loss........................................  $   (6,667) $  (13,664) $  (11,969) $   (4,372) $     (8,457)
                                                  ----------  ----------  ----------  ----------  ------------
                                                  ----------  ----------  ----------  ----------  ------------
Net loss per share..............................  $    (3.89) $    (4.15) $    (1.32) $    (0.51) $      (0.81)
                                                  ----------  ----------  ----------  ----------  ------------
                                                  ----------  ----------  ----------  ----------  ------------
Shares used in computing net loss per share.....   1,712,000   3,296,000   9,085,000   8,651,000    10,486,000
                                                  ----------  ----------  ----------  ----------  ------------
                                                  ----------  ----------  ----------  ----------  ------------

                            See accompanying notes.

                                  SUGEN, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                            CONVERTIBLE PREFERRED
                                                    STOCK                COMMON STOCK        ADDITIONAL
                                           -----------------------  -----------------------    PAID-IN       DEFERRED
                                             SHARES      AMOUNT       SHARES      AMOUNT       CAPITAL     COMPENSATION
                                           ----------  -----------  ----------  -----------  -----------  ---------------
BALANCES AT DECEMBER 31, 1992............  11,133,622   $     111    1,333,313   $      13    $  16,787      $      --
Issuance of Common Stock upon exercise of
 stock options...........................          --          --      128,999           2           47             --
Issuance of Series F Preferred Stock for
 cash, net of issuance costs of $2.......     275,000           3           --          --          751             --
Issuance of Series G Preferred Stock for
 cash, net of issuance costs of $600.....   2,855,321          29           --          --        7,938             --
Deferred compensation related to grant of
 certain stock options...................          --          --           --          --          365           (365)
Net loss.................................          --          --           --          --           --             --
                                           ----------  -----------  ----------       -----   -----------        ------
BALANCES AT DECEMBER 31, 1993............  14,263,943         143    1,462,312          15       25,888           (365)
Issuance of Common Stock upon exercise of
 stock options...........................          --          --      115,652           1           75             --
Issuance of Common Stock for cash in
 connection with initial public offering,
 net of issuance costs of $2,188.........          --          --    2,780,117          28       18,635             --
Conversion of Preferred Stock into Common
 Stock in connection with initial public
 offering (net of $1 paid for fractional
 shares).................................  (14,263,943)       (143)  3,803,619          38          104             --
Deferred compensation related to grant of
 certain options.........................          --          --           --          --          392           (392)
Amortization of deferred compensation....          --          --           --          --           --            170
Change in net unrealized losses on
 available-for-sale securities...........          --          --           --          --           --             --
Net loss.................................          --          --           --          --           --             --
                                           ----------  -----------  ----------       -----   -----------        ------
BALANCES AT DECEMBER 31, 1994............          --          --    8,161,700          82       45,094           (587)
Issuance of Common Stock upon exercise of
 stock options and in connection with an
 employee stock purchase plan............          --          --      141,824           1          302             --
Placement of Common Stock for cash, net
 of issuance costs of $450...............          --          --    1,396,875          14       16,299             --
Issuance of Common Stock for cash to
 Zeneca Limited, net of issuance costs of
 $150....................................          --          --      789,141           8       12,342             --
Issuance of Common Stock for cash to ASTA
 Medica Aktiengesellschaft, net of
 issuance costs of $50...................          --          --      431,137           4        8,946             --
Issuance of Common Stock for services....          --          --       15,000          --          139             --
Repurchase of Common Stock for cash from
 Selectide Corporation...................          --          --     (300,760)         (3)      (1,426)            --
Amortization of deferred compensation....          --          --           --          --           --            190
Change in net unrealized losses on
 available-for-sale securities...........          --          --           --          --           --             --
Net loss.................................          --          --           --          --           --             --
                                           ----------  -----------  ----------       -----   -----------        ------
BALANCES AT DECEMBER 31, 1995............          --          --   10,634,917         106       81,696           (397)
Issuance of common stock upon exercise of
 stock options for cash, net
 (unaudited).............................          --          --      109,382           1          259             --
Issuance of common stock upon exercise of
 warrants, net of shares repurchased
 (unaudited).............................          --          --        5,434          --           --             --
Issuance of common stock for cash in
 connection with ESPP (unaudited)........          --          --       13,839          --          163             --
Repurchase of common stock for cash from
 Amgen, Inc. (unaudited).................          --          --     (235,000)         (2)      (2,695)            --
Issuance of warrants for cash to Amgen
 Inc. (unaudited)........................          --          --           --          --          200             --
Amortization of deferred compensation....          --          --           --          --           --             94
Change in net unrealized losses on
 available-for-sale securities
 (unaudited).............................          --          --           --          --           --             --
Net loss (unaudited).....................          --          --           --          --           --             --
                                           ----------  -----------  ----------       -----   -----------        ------
BALANCES AT JUNE 30, 1996 (UNAUDITED)....          --   $      --   10,528,572   $     105    $  79,623      $    (303)
                                           ----------       -----   ----------         ---   -----------         -----
                                           ----------       -----   ----------         ---   -----------         -----


                                                              TOTAL
                                            ACCUMULATED   STOCKHOLDERS'
                                              DEFICIT        EQUITY
                                           -------------  -------------
BALANCES AT DECEMBER 31, 1992............    $  (5,784)     $  11,127
Issuance of Common Stock upon exercise of
 stock options...........................           --             49
Issuance of Series F Preferred Stock for
 cash, net of issuance costs of $2.......           --            754
Issuance of Series G Preferred Stock for
 cash, net of issuance costs of $600.....           --          7,967
Deferred compensation related to grant of
 certain stock options...................           --             --
Net loss.................................       (6,667)        (6,667)
                                           -------------  -------------
BALANCES AT DECEMBER 31, 1993............      (12,451)        13,230
Issuance of Common Stock upon exercise of
 stock options...........................           --             76
Issuance of Common Stock for cash in
 connection with initial public offering,
 net of issuance costs of $2,188.........           --         18,663
Conversion of Preferred Stock into Common
 Stock in connection with initial public
 offering (net of $1 paid for fractional
 shares).................................           --             (1)
Deferred compensation related to grant of
 certain options.........................           --             --
Amortization of deferred compensation....           --            170
Change in net unrealized losses on
 available-for-sale securities...........         (155)          (155)
Net loss.................................      (13,664)       (13,664)
                                           -------------  -------------
BALANCES AT DECEMBER 31, 1994............      (26,270)        18,319
Issuance of Common Stock upon exercise of
 stock options and in connection with an
 employee stock purchase plan............           --            303
Placement of Common Stock for cash, net
 of issuance costs of $450...............           --         16,313
Issuance of Common Stock for cash to
 Zeneca Limited, net of issuance costs of
 $150....................................           --         12,350
Issuance of Common Stock for cash to ASTA
 Medica Aktiengesellschaft, net of
 issuance costs of $50...................           --          8,950
Issuance of Common Stock for services....           --            139
Repurchase of Common Stock for cash from
 Selectide Corporation...................           --         (1,429)
Amortization of deferred compensation....           --            190
Change in net unrealized losses on
 available-for-sale securities...........          275            275
Net loss.................................      (11,969)       (11,969)
                                           -------------  -------------
BALANCES AT DECEMBER 31, 1995............      (37,964)        43,441
Issuance of common stock upon exercise of
 stock options for cash, net
 (unaudited).............................           --            260
Issuance of common stock upon exercise of
 warrants, net of shares repurchased
 (unaudited).............................           --              0
Issuance of common stock for cash in
 connection with ESPP (unaudited)........           --            163
Repurchase of common stock for cash from
 Amgen, Inc. (unaudited).................           --         (2,697)
Issuance of warrants for cash to Amgen
 Inc. (unaudited)........................           --            200
Amortization of deferred compensation....                          94
Change in net unrealized losses on
 available-for-sale securities
 (unaudited).............................         (197)          (197)
Net loss (unaudited).....................       (8,457)        (8,457)
                                           -------------  -------------
BALANCES AT JUNE 30, 1996 (UNAUDITED)....    $ (46,618)     $  32,807
                                           -------------  -------------
                                           -------------  -------------

                            See accompanying notes.

                                  SUGEN, INC.

                            STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                                                                            SIX MONTHS ENDED
                                                                           YEARS ENDED DECEMBER 31,             JUNE 30,
                                                                      ----------------------------------  --------------------
                                                                         1993        1994        1995       1995       1996
                                                                      ----------  ----------  ----------  ---------  ---------
                                                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss............................................................  $   (6,667) $  (13,664) $  (11,969) $  (4,372) $  (8,457)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization.....................................         302       1,009       1,629        713      1,080
  Deferred revenue..................................................       2,031        (395)      1,922        500     (4,942)
  Issuance of Common Stock for services.............................          --          --         139         --         --
  Gain on sale of investment in Selectide Corporation...............          --          --      (1,006)    (1,006)        --
  Changes in operating assets and liabilities:
    Accounts receivable.............................................        (116)        (23)         35        140         76
    Prepaid expenses and other current assets.......................         (64)       (431)       (200)       (27)       123
    Other assets....................................................        (167)       (204)        (39)       (41)      (789)
    Accounts payable................................................         624         296        (420)       135      1,143
    Accrued liabilities.............................................         541         474       1,996        582      1,729
                                                                      ----------  ----------  ----------  ---------  ---------
Net cash used in operating activities...............................      (3,516)    (12,938)     (7,913)    (3,376)   (10,037)
                                                                      ----------  ----------  ----------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of short-term investments.................................        (694)    (11,917)    (57,118)   (25,067)    (7,949)
Maturities of short-term investments................................       3,958       1,643      15,308      5,964     17,236
Sales of short-term investments.....................................          --         998       6,873      2,970      4,418
Purchases of property and equipment, net............................        (792)     (1,304)     (2,042)      (772)      (666)
Proceeds from sale of investment in Selectide Corporation...........          --          --       2,923      2,923         --
                                                                      ----------  ----------  ----------  ---------  ---------
Net cash provided by (used in) investing activities.................       2,472     (10,580)    (34,056)   (13,982)    13,039
                                                                      ----------  ----------  ----------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible Preferred Stock, net..........       8,721          --          --         --         --
Proceeds from issuance of Common Stock, net.........................          49      18,738      37,916     11,061        424
Repurchase of Common Stock..........................................          --          --      (1,429)        --     (2,698)
Proceeds from issuance of warrant...................................          --          --          --         --        200
Proceeds from lease financing of property and equipment.............         418       1,580       2,109        766        632
Payments under capital lease obligations............................        (211)       (491)     (1,000)      (398)      (673)
                                                                      ----------  ----------  ----------  ---------  ---------
Net cash provided by financing activities...........................       8,977      19,827      37,596     11,429     (2,115)
                                                                      ----------  ----------  ----------  ---------  ---------
Net increase (decrease) in cash and cash equivalents................       7,933      (3,691)     (4,373)    (5,929)       887
Cash and cash equivalents at beginning of year......................       8,357      16,290      12,599     12,599      8,226
                                                                      ----------  ----------  ----------  ---------  ---------
Cash and cash equivalents at end of year............................  $   16,290  $   12,599  $    8,226  $   6,670  $   9,113
                                                                      ----------  ----------  ----------  ---------  ---------
                                                                      ----------  ----------  ----------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest..............................  $       56  $      278  $      494  $     209  $     354
                                                                      ----------  ----------  ----------  ---------  ---------
                                                                      ----------  ----------  ----------  ---------  ---------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Equipment acquired under capital leases.............................  $       --  $    1,090  $    1,059  $     256  $      --
                                                                      ----------  ----------  ----------  ---------  ---------
                                                                      ----------  ----------  ----------  ---------  ---------

                            See accompanying notes.

                                  SUGEN, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    SUGEN, Inc. (the "Company"), a Delaware corporation founded in July 1991, is a biopharmaceutical company focusing on the discovery and development of small molecule drugs which target specific cellular signal transduction pathways. Dysfunctional signal transduction pathways have been implicated in diseases such as cancer and diabetes, as well as in dermatologic, immunologic, cardiovascular and neurologic disorders. The Company pursues its drug discovery programs independently and in collaboration with other pharmaceutical companies.

INTERIM FINANCIAL INFORMATION

    The financial information at June 30, 1996 and for the six months ended June 30, 1995 and 1996 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. The results of the Company's operations for any interim period are not necessarily indicative of the results of the Company's operations for a full fiscal year.

USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents. All other liquid investments are classified as short-term investments. These instruments consist primarily of U.S. Treasury bills, U.S. Government agency debt, foreign debt, corporate notes and commercial paper. The Company limits its concentration of risk by diversifying its investments among a variety of industries and issuers.

    All debt securities are designated as available-for-sale and are carried at fair value, with the unrealized gains and losses reported in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are also included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities are included in interest income.

REVENUE RECOGNITION

    Revenue from collaborative agreements is recorded when earned as defined under the terms of the agreements. Non-refundable fees received upon contract signing or terminations are recorded as deferred revenue and recognized as income when the related start-up or wind-down activities are performed, which is generally over a twelve month period. Periodic research funding payments are recognized as income when earned. Substantially all of the Company's revenue is derived from its three collaborations.

RESEARCH AND DEVELOPMENT EXPENSE

    Research and development expense consists of independent research and development costs, the costs associated with work performed under collaborations and the Company's sponsored funding of research projects performed by others. Research and development costs include direct and research-related overhead expenses.

                                  SUGEN, INC.

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DEPRECIATION AND AMORTIZATION

    Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which are generally three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease.

STOCK BASED COMPENSATION

    The Company generally grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and, accordingly, employs the intrinsic-value method to value stock option grants.

NET LOSS PER SHARE

    Net loss per share is computed using the weighted average number of common shares outstanding. Common equivalent shares from stock options, convertible preferred stock, and warrants are excluded from the computation as their effect is antidilutive, except that through June 30, 1994, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued during the 12-month period prior to the initial filing of the registration statement for the initial public offering at prices substantially below the public offering price have been included in the calculation as if they were outstanding (using the treasury stock method and the public offering price for stock options and warrants and the if-converted method for convertible preferred stock).

    The following pro forma per share data is provided to present the calculation on a consistent basis for all periods presented. It has been computed as described above and also gives retroactive effect from the date of issuance to the conversion of convertible preferred stock which automatically converted to common shares upon the closing of the Company's initial public offering in October 1994.

                                                   YEAR ENDED DECEMBER
                                                           31,
                                                  ----------------------
                                                     1993        1994
                                                  ----------  ----------
Pro forma net loss per share....................  $    (1.39) $    (2.22)
                                                  ----------  ----------
                                                  ----------  ----------
Shares used in computing pro forma net loss per
 share..........................................   4,786,000   6,143,000
                                                  ----------  ----------
                                                  ----------  ----------

                                  SUGEN, INC.

2.  INVESTMENTS
    The following is a summary of available-for-sale securities as of December 31 (in thousands):

                                                                    AVAILABLE-FOR-SALE SECURITIES
                                              --------------------------------------------------------------------------
                                                             1994                                  1995
                                              -----------------------------------  -------------------------------------
                                                            GROSS                                 GROSS
                                                         UNREALIZED                            UNREALIZED
                                                           GAINS/      ESTIMATED                 GAINS/       ESTIMATED
                                                COST      (LOSSES)    FAIR VALUE     COST       (LOSSES)     FAIR VALUE
                                              ---------  -----------  -----------  ---------  -------------  -----------
U.S. Treasury securities and obligations of
 U.S. Government agencies...................  $   8,100   $    (154)   $   7,946   $  20,617    $      54     $  20,671
U.S. corporate notes........................      6,423          (1)       6,422      19,177           59        19,236
Foreign debt securities.....................         --          --           --       7,073            8         7,081
U.S. corporate commercial paper.............      5,071          --        5,071       2,689           (1)        2,688
Money market funds, certificates of deposit
 and other..................................      2,975          --        2,975       3,577           --         3,577
                                              ---------       -----   -----------  ---------        -----    -----------
                                              $  22,569   $    (155)   $  22,414   $  53,133    $     120     $  53,253
                                              ---------       -----   -----------  ---------        -----    -----------
                                              ---------       -----   -----------  ---------        -----    -----------
Amounts included in:
  Cash equivalents..........................  $  12,599   $      --    $  12,599   $   8,227    $      (1)    $   8,226
  Short-term investments....................      9,970        (155)       9,815      44,906          121        45,027
                                              ---------       -----   -----------  ---------        -----    -----------
                                              $  22,569   $    (155)   $  22,414   $  53,133    $     120     $  53,253
                                              ---------       -----   -----------  ---------        -----    -----------
                                              ---------       -----   -----------  ---------        -----    -----------

    The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

    As of December 31, 1995, the average portfolio duration was approximately eight months, and the longest contractual maturity did not exceed two years. Gross realized gains and losses were immaterial during 1994 and 1995.

3.  INVESTMENT IN SELECTIDE CORPORATION
    In 1992, the Company signed a three-year collaborative agreement with Selectide Corporation ("Selectide"), a privately-held corporation. In connection with this agreement, the Company issued 300,760 shares of stock for junior preferred shares of Selectide valued at $1,917,000, which shares represented approximately 5% of the voting shares of Selectide as of December 31, 1994.

    In January 1995, the Company received approximately $2.9 million from the sale of its 5% ownership in Selectide to Marion Merrell Dow, Inc., resulting in a gain of approximately $1.0 million. The Company simultaneously repurchased the 300,760 shares of SUGEN Common Stock formerly held by Selectide for approximately $1.43 million, or $4.75 per share. The net proceeds to the Company from these transactions was approximately $1.5 million.

                                  SUGEN, INC.

4.  PROPERTY AND EQUIPMENT
    Property and equipment consists of the following at December 31 (in thousands):

                                                         1994       1995
                                                       ---------  ---------
Leasehold improvements...............................  $   1,538  $   2,731
Office and computer equipment........................        780      1,675
Laboratory equipment.................................      1,854      2,313
                                                       ---------  ---------
                                                           4,172      6,719
Accumulated depreciation and amortization............     (1,321)    (2,206)
                                                       ---------  ---------
Net property and equipment...........................  $   2,851  $   4,513
                                                       ---------  ---------
                                                       ---------  ---------

    Property and equipment under capital leases amounted to $3.6 million and $6.2 million as of December 31, 1994 and 1995 with related accumulated amortization of $1.1 million and $1.9 million, respectively.

5.  ACCRUED LIABILITIES
    The   components  of  accrued  liabilities  consist  of  the  following  (in thousands):

                                                DECEMBER 31,
                                                    1995
                                                -------------   JUNE 30,
                                                                  1996
                                                               -----------
                                                               (UNAUDITED)
Accrued research and development services.....    $   1,381         2,479
Accrued compensation..........................          657           758
Accrued professional fees.....................          344           399
Other.........................................        1,205         1,680
                                                     ------    -----------
                                                  $   3,587     $   5,316
                                                     ------    -----------
                                                     ------    -----------

6.  RESEARCH AND DEVELOPMENT COLLABORATION AGREEMENTS

ASTA MEDICA AKTIENGESELLSCHAFT

    In December 1995, the Company established an oncology product development collaboration with ASTA Medica Aktiengesellschaft ("ASTA Medica") to develop, manufacture and bring to market SUGEN's oncology products based upon the cell signal transduction targets known as Pan-Her and Raf. The Company received a $4.0 million technology set-up fee and will receive additional consideration in the form of contract services for non-collaboration work, certain milestone payments tied to the success of the programs and royalty payments on sales in certain territories. The agreement provides for ASTA Medica to receive exclusive marketing rights to collaboration products in Greater Europe (including the former Soviet Union) and South America, subject to royalties to SUGEN. The Company retains market rights in the rest of the world, subject to royalties payable to ASTA Medica in most circumstances. Additionally, ASTA Medica purchased 431,137 shares of SUGEN Common Stock for $9.0 million, or $20.88 per share.

ZENECA LIMITED -- RELATED PARTY

    In January 1995, the Company established a collaboration with Zeneca Limited ("Zeneca") to pursue the research, development and commercialization of novel anti-cancer drugs targeting cell-surface receptors and intra-cellular signal transduction pathways. In connection with this agreement, the Company received an initial $5.0 million technology set-up fee and will receive additional cash payments for annual research funding, certain milestone payments (which may be offset against royalties over time) tied to the progress of compounds in the collaboration and royalties on worldwide sales of any collaboration products. The Company will also have the right to contribute to clinical development costs on each program, thereby earning participation in the North American profits from successful products coming out of such programs over and above its royalty entitlement.

                                  SUGEN, INC.

6.  RESEARCH AND DEVELOPMENT COLLABORATION AGREEMENTS (CONTINUED)
    As a part of the collaboration agreement, Zeneca purchased 789,141 shares of the Company's Common Stock for $12.5 million, or $15.84 per share. This $12.5 million equity investment, combined with Zeneca's $7.5 million participation in SUGEN's October 1994 initial public offering, increased Zeneca's equity investment in SUGEN to $20.0 million and brought Zeneca's ownership in the Company to approximately 20%.

    Zeneca participated in the Company's September 1995 financing (see Note 9), purchasing an additional 281,875 shares of the Company's Common Stock. This additional investment maintained Zeneca's ownership level in SUGEN at approximately 20% and increased its cumulative equity investment in the Company to $23.4 million. Zeneca has committed not to increase its holdings above this level without the approval of SUGEN's Board of Directors.

AMGEN INC.

    In December 1992, the Company established a research and development collaboration with Amgen Inc. ("Amgen") to discover and develop therapeutic and diagnostic products in neurobiology and a subset of hematopoiesis. As part of this collaboration, Amgen made a $4.0 million equity investment, which converted into 387,878 shares of the Company's Common Stock at the time of the Company's initial public offering. For the three year period ended December 31, 1995, the Company received approximately $18.1 million of research funding from Amgen.

    In January 1996, the Company and Amgen reached an agreement to conclude their research collaboration one year earlier than originally planned due to their changed research priorities over the three years. Under the terms of this wind-down agreement, Amgen made a final cash payment to the Company of $2.5 million (of which $1.1 million was advanced in December 1995) and forgave certain advance payments already made to the Company for future research work which will be recorded as wind-down revenue in 1996. Amgen also granted back to SUGEN exclusive worldwide rights to 22 propriety signal transduction targets discovered in the course of the collaboration, subject to royalty payments back to Amgen with respect to potential future product sales. In addition, in January 1996 the Company redeemed 235,000 shares of its Common Stock from Amgen at a price of $11.48 per share, thereby reducing Amgen's current holdings of the Company's Common Stock to 152,878 shares. Amgen also purchased in January 1996 for $200,000 a seven-year warrant to purchase 200,000 shares of Common Stock at an exercise price of $15.50 per share.

7.  LEASES
    In September 1995, the Company secured a new $3.5 million capital lease line to fund facility improvements and equipment associated with the Company's research, development and administrative facilities. As of December 31, 1995, the Company had approximately $1.9 million available under this lease line.

    The Company leases its office and laboratory facilities under operating leases through 1998 having renewal options ranging from three to five years. Rent expense for this and other operating leases amounted to $667,000, $1.1 million and $1.4 million for 1993, 1994 and 1995, respectively.

                                  SUGEN, INC.

7.  LEASES (CONTINUED)
    Future minimum payments under capital and operating leases at December 31, 1995 are as follows (in thousands):

                                                       CAPITAL    OPERATING
                                                       LEASES      LEASES
                                                      ---------  -----------
Year ended December 31:
    1996............................................  $   1,990   $   1,414
    1997............................................      2,035       1,243
    1998............................................      1,604         926
    1999............................................        633          24
                                                      ---------  -----------
    Total minimum lease payments....................      6,262   $   3,607
                                                      ---------  -----------
                                                                 -----------
    Amount representing interest....................     (1,257)
                                                      ---------
    Present value of minimum lease payments.........      5,005
    Less current portion............................     (1,354)
                                                      ---------
    Non-current portion.............................  $   3,651
                                                      ---------
                                                      ---------

8.  COMMITMENTS UNDER RESEARCH AND DEVELOPMENT PROGRAMS
    The Company enters from time to time into license and research agreements whereby the Company funds research projects performed by others or in-licenses compounds from third parties. Some of the agreements may require the Company to make milestone and royalty payments.

    Under these programs, commitments for research funding are approximately $4.0 million and $2.6 million in 1996 and 1997, respectively. Most of these commitments are cancelable within a three to six month period and limit the amounts payable by the Company for sponsored research under the programs after notice of cancellation. Related research and development expenses under these programs were $3.2 million, $3.7 million and $4.2 million for 1993, 1994 and 1995, respectively.

9.  STOCKHOLDERS' EQUITY

PREFERRED SHARE PURCHASE RIGHTS PLAN

    In July 1995, the Board of Directors approved a Preferred Share Purchase Rights Plan ("Rights Plan"). The Rights Plan provides for the distribution of a preferred stock purchase right as a dividend for each share of the Company's Common Stock. This right entitles stockholders to purchase stock in the Company or in an acquirer of the Company at a discounted price in the event of certain hostile efforts to acquire control of the Company. The rights may only be exercised, if at all, until the earlier of July 31, 2000, or the occurrence of certain events, and may be redeemed by the Company. At December 31, 1995, the rights were not exercisable.

    In connection with the Rights Plan, 300,000 shares of the authorized Preferred Stock were designated as Series A Junior Participating Preferred Stock ("Junior Preferred Stock"), of which one share is equivalent to 100 shares of Common Stock. Each share of Junior Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders and shall rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of the Company's Preferred Stock. Subject to the rights of the holders of any shares of Preferred Stock with respect to dividends, the holders of shares of Junior Preferred Stock, in preference to the holders of Common Stock, shall be entitled to receive, when, as and if declared by the Board of Directors, quarterly dividends. As of December 31, 1995, no dividends had been declared and no shares were outstanding.

                                  SUGEN, INC.

9.  STOCKHOLDERS' EQUITY (CONTINUED)
COMMON STOCK

    In September 1995, the Company sold 1,396,875 shares of its Common Stock at a price of $12.00 per share, resulting in net proceeds of approximately $16.3 million.

    In October and November 1994, the Company completed its initial public offering of 2,780,117 shares of Common Stock. The net proceeds to the Company were approximately $18.7 million. Upon effectiveness of the registration statement relating to the offering, all of the Preferred Stock outstanding automatically converted into 3,803,619 shares of Common Stock. The total number of shares of Common Stock outstanding was 10,634,917 as of December 31, 1995, of which 25,001 were subject to repurchase.

    At December 31, 1995 the Company has reserved 2,484,731 shares of Common Stock for issuance upon exercise of warrants and options and 170,437 common shares for issuance under the Employee Stock Purchase Plan.

WARRANTS

    The following warrants to purchase shares of common stock were issued in connection with various license and equipment lease financing arrangements (also see Note 6):

        WARRANTS OUTSTANDING AT DECEMBER 31, 1995
----------------------------------------------------------
 NUMBER OF    PRICE PER    AGGREGATE
  SHARES        SHARE        PRICE       EXPIRATION DATE
-----------  -----------  ------------  ------------------
    10,665    $    4.69   $     49,992  December 2001
    40,000         3.75        150,000  December 1999
    36,847        10.31        379,985  July 2000
     7,200        11.25         81,000  December 1999
   133,333        11.25      1,499,996  July 1997
    13,598        12.87        175,006  December 2001

EMPLOYEE STOCK PURCHASE PLAN

    In April 1994, the Company adopted an Employee Stock Purchase Plan ("ESPP") under which 200,000 shares of Common Stock were reserved for issuance. All employees of the Company, except those having a 5% or greater ownership stake in the Company, are eligible to participate in the ESPP provided that on the first day of an offering period they have been employed by the Company for at least 30 days and are customarily employed by the Company at least twenty hours per week and at least five months per calendar year. Offerings will generally be for six months, with the purchase price per share equal to the lower of 85% of the market value on the date granted (the beginning of the offering period) or on the date purchased. The next offering period ends on March 31, 1996. As of December 31, 1995, 29,563 shares had been issued under the ESPP.

1992 STOCK OPTION PLAN

    The 1992 Stock Option Plan (the "Plan") provides for the grant of options to purchase shares of Common Stock to employees, including officers, directors, and consultants, upon terms determined by the Board of Directors. The options granted under this Plan may be either incentive stock options or nonstatutory stock options. As of December 31, 1995, an aggregate of 2.1 million shares of Common Stock had been reserved for issuance under this Plan, of which 400,000 shares are subject to stockholders' approval.

    Options granted under this Plan expire no later than ten years from the date of grant. The option price shall be at least 100% of the fair market value on the date of grant for incentive stock options. Nonstatutory options may be granted as low as 85% of the fair market value on the date of grant. The options generally become exercisable over a period of three to four years from the date of grant. Options may be granted with different vesting terms from time to time as approved by the Board of Directors. The Plan has been

                                  SUGEN, INC.

9.  STOCKHOLDERS' EQUITY (CONTINUED)
amended, subject to stockholders' approval, to provide for automatic vesting of options granted upon a change of control, as defined. The Company has granted certain performance-based options which fully vest upon the Company meeting certain milestones.

    Activity under the Plan through December 31, 1995 is as follows:

                                                        SHARES               OUTSTANDING STOCK OPTIONS
                                                      AVAILABLE    ---------------------------------------------
                                                     FOR GRANT OF  NUMBER OF                        AGGREGATE
                                                       OPTIONS       SHARES     PRICE PER SHARE       PRICE
                                                     ------------  ----------  -----------------  --------------
Balance at December 31, 1992.......................      431,911      368,089   $0.38 to $0.75     $    156,533
Options granted....................................     (293,013)     293,013        $1.13              329,640
Options exercised..................................           --     (128,999)  $0.38 to $1.13          (49,508)
Options canceled...................................       16,618      (16,618)  $0.38 to $1.13          (11,178)
                                                     ------------  ----------                     --------------
Balance at December 31, 1993.......................      155,516      515,485   $0.38 to $1.13          425,487
Shares authorized..................................      400,000
Options granted....................................     (403,703)     403,703   $1.13 to $7.50        2,018,202
Options exercised..................................           --     (115,652)  $0.38 to $1.13          (76,167)
Options canceled...................................       29,614      (29,614)  $0.38 to $6.00          (30,119)
                                                     ------------  ----------                     --------------
Balance at December 31, 1994.......................      181,427      773,922   $0.38 to $7.50        2,337,403
Shares authorized..................................      900,000
Options granted....................................     (798,137)     798,137   $5.00 to $15.00       6,675,597
Options exercised..................................           --     (112,261)  $0.38 to $6.56         (137,038)
Options canceled...................................       16,370      (16,370)  $0.75 to $7.13          (83,666)
                                                     ------------  ----------                     --------------
Balance at December 31, 1995.......................      299,660    1,443,428   $0.38 to $15.00    $  8,792,296
                                                     ------------  ----------                     --------------
                                                     ------------  ----------                     --------------

    As of December 31, 1995 options to purchase 599,432 shares of Common Stock were exercisable, of which 205,679 shares would be subject to repurchase if all were exercised.

    Through December 31, 1994 the Company recorded deferred compensation expense for the difference between the exercise price and the deemed fair value for financial statement presentation purposes of the Company's Common Stock for certain options granted in 1993 and 1994. This deferred compensation expense aggregated $757,000 and is being amortized over the related vesting period.

1994 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

    In April 1994, the Board of Directors approved the 1994 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of Common Stock to each person who is elected as a director of the Company and who is not otherwise employed by the Company (a "Non-Employee Director").

    Options granted under the Directors' Plan to Non-Employee Directors upon their initial election to the Board will vest and be exercisable in five equal annual installments commencing on the date one year after the date of the grant. Vesting is contingent upon the continuous service of the director. The Directors' Plan has been amended to provide for automatic vesting of options granted upon a change of control, as defined. Options granted annually to existing Non-Employee Directors vest in full on the date ten days prior to the date of the first annual meeting of stockholders of the Company subsequent to the date of the grant. The exercise price of options granted under the Directors' Plan must equal or exceed the fair market value of the Common Stock on the date of grant. Under this plan, 230,000 shares of Common Stock have been reserved for issuance, of which 130,000 shares are subject to stockholders' approval. As of December 31, 1995, options for 73,000 shares had been issued and were outstanding, of which 20,000 shares were exercisable.

                                  SUGEN, INC.

9.  STOCKHOLDERS' EQUITY (CONTINUED)
LONG-TERM OBJECTIVES STOCK OPTION PLAN FOR SENIOR MANAGEMENT

    In July 1995, the Board of Directors adopted a Long-Term Objectives Stock Option Plan for Senior Management (the "Long-Term Plan"). Under this plan, 225,000 shares of Common Stock were initially reserved. In December 1995, the Board of Directors approved an amendment to the Long-Term Plan increasing the number of shares authorized for issuance by 45,000 to a total of 270,000 shares; the Long-Term Plan will be presented to stockholders for approval in 1996. The options vest and become exercisable upon the achievement of specific objectives over time. However, if the specific objectives are not met by December 31, 1997, the Board of Directors may, in its sole discretion, determine that significant progress toward achievement of the objectives has been demonstrated and therefore grant vesting of a portion of the options with the unvested portion canceled. Any such vesting of all or a portion of these options may result in compensation expense, which will equal the difference between the exercise price of the option and the fair market value of the Company's Common Stock at the time of vesting. As of December 31, 1995, options for 270,000 shares were outstanding, none of which were vested or exercisable.

10. INCOME TAXES
    As of December 31, 1995, the Company had federal net operating loss carryforwards of approximately $29 million. The federal net operating loss carryforwards will expire at various dates beginning on 2006 through 2010.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

    Significant components of the Company's deferred tax assets for federal and state income taxes as of December 31 are as follows (in thousands):

                                                                                               1994        1995
                                                                                            ----------  ----------
Net operating loss carryforwards..........................................................  $    7,100  $   10,300
Research credits (expires 2006-2010)......................................................         900       1,500
Capitalized R&D...........................................................................         300         600
Deferred revenue..........................................................................       1,700         800
Other -- net..............................................................................         400       2,300
                                                                                            ----------  ----------
Total deferred tax assets.................................................................      10,400      15,500
Valuation allowance for deferred tax assets...............................................     (10,400)    (15,500)
                                                                                            ----------  ----------
Net deferred tax assets...................................................................  $       --  $       --
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    Due to the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $2.0 million and $5.4 million during 1993 and 1994, respectively.

    Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

11. RELATED PARTY TRANSACTIONS
    In 1992, the Company entered into a collaboration and licensing agreement with Selectide. The chairman of the Board of Directors and chief executive officer of the Company was also the chairman of the Board of Directors of Selectide (see Note 3).

    In 1995, the Company entered into a collaboration agreement with Zeneca (see
Note 6). As of December 31, 1995, Zeneca owned approximately 20% of the Company's outstanding Common Stock.

                                  SUGEN, INC.

11. RELATED PARTY TRANSACTIONS (CONTINUED)
    The Company provided secured loans to certain key employees and officers to assist in the down payments for the purchase of their personal residences, all of which are forgivable after specified years of employment. Included in Other Assets are approximately $140,000 of loans receivable from certain key employees and officers at December 31, 1995.

12. EVENTS SUBSEQUENT TO DECEMBER 31, 1995 (UNAUDITED)

OPTION EXERCISE AND STOCKHOLDER NOTE

    In August 1996 an officer of the Company exercised options to purchase 132,333 shares of common stock at prices ranging from $6.00 to $7.50 per share. As consideration for the purchase, the officer issued a full recourse Promissory Note (the "Note") to the Company. The Note bears interest of 6.84% per annum and is due and payable on August 29, 2001. However, in the event that the officer's continuous status as an employee, director or consultant with the Company is terminated for any reason prior to the payment in full of the Note, the Note shall be accelerated and all remaining unpaid principal and interest shall become due and payable on the 90th day following such termination. In addition, the officer has pledged the shares purchased with this Note as collateral.

LONG-TERM OBJECTIVES STOCK OPTION PLAN

    As described in Note 9, the Board of Directors adopted the Long-Term Objectives Stock Option Plan Senior Management (the "Long-Term Plan") in July 1995. In August 1996 the Company amended the options on 180,000 shares of Common Stock then outstanding to modify the vesting provisions. The amendment resulted in deferred compensation which will be amortized over approximately five years. However, recognition of the deferred compensation may be accelerated upon the achievement of certain milestones.

RESEARCH AND DEVELOPMENT COLLABORATION

    In October 1996, the Company established an opthamology research and development collaboration with Allergan, Inc. The Company received a $2.0 million initial payment for past research services, will receive annual research funding and expects to receive additional fees upon the achievement of specified milestones and royalties on any product sales. In addition, Allergan, Inc purchased 191,571 shares of SUGEN common stock at a price of $20.88 per share.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
Prospectus Summary.............................           3
Risk Factors...................................           6
Use of Proceeds................................          15
Price Range of Common Stock....................          15
Dividend Policy................................          15
Capitalization.................................          16
Dilution.......................................          17
Selected Financial Data........................          18
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          19
Business.......................................          23
Management.....................................          43
Security Ownership of Certain Beneficial Owners
 and Management................................          46
Underwriting...................................          48
Legal Matters..................................          49
Experts........................................          49
Index to Financial Statements..................         F-1

                                2,000,000 Shares

                                     [LOGO]

                                  Common Stock

                             ---------------------

                                   PROSPECTUS

                                          , 1996

                             ---------------------

                                LEHMAN BROTHERS

                                 UBS SECURITIES

                               HAMBRECHT & QUIST

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses payable by the Company in connection with the sale, issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.

                                                                                  AMOUNT TO TO
ITEM                                                                                BE PAID
--------------------------------------------------------------------------------  ------------
SEC Registration Fee............................................................  $      9,409
NASD Filing Fee.................................................................         3,490
NASDAQ Additional Listing of Shares Filing Fee..................................        17,500
Printing and Engraving Expenses.................................................       125,000
Legal Fees and Expenses.........................................................       300,000
Accounting Fees and Expenses....................................................       165,000
Blue Sky Fees and Expenses......................................................        15,000
Transfer Agent and Registrar Fees...............................................         6,000
Miscellaneous...................................................................       208,601
                                                                                  ------------
    Total.......................................................................  $    850,000
                                                                                  ------------
                                                                                  ------------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws also provide that the Registrant shall indemnify its directors and officers and may indemnify its other employees and other agents to the fullest extent not prohibited by Delaware law.

    The Registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such an injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemption that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 EXHIBIT
 NUMBER                                         DESCRIPTION
---------  -------------------------------------------------------------------------------------
     1.1*  Form of Underwriting Agreement
     4.1   Restated Certificate of Incorporation. (1)
     4.2   Certificate of Designation of Series A Junior Participating Preferred Stock of the
            Registrant. (2)
     4.3   Amended and Restated Bylaws. (3)
     5.1*  Opinion of Cooley Godward LLP.
    11.1   Statement re Computation of Net Loss per Share.
    23.1   Consent of Ernst & Young LLP, Independent Auditors.
    23.2*  Consent of Cooley Godward LLP. Reference is made to 5.1.
    24.1   Power of Attorney. (see page II-3)

------------------------

*   To be filed by amendment.

(1) Filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and incorporated herein by reference.

(2) Filed as an exhibit to the Form 8-K Current Report dated July 26, 1995, and incorporated herein by reference.

(3) Filed as an exhibit to the Registration Statement on Form S-1 filed March 30, 1994 (File No. 33-77074), as amended, and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on October 14, 1996.

                                          SUGEN, INC.

                                          By:       /s/ STEPHEN EVANS-FREKE

                                          --------------------------------------
                                                     Stephen Evans-Freke
                                                 CHIEF EXECUTIVE OFFICER AND
                                                  CHARIMAN OF THE BOARD

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Evans-Freke his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this
Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange
Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                        TITLE                         DATE
------------------------------------------------------  ------------------------------------  -------------------
                    /s/ STEPHEN EVANS-FREKE             Chief Executive Officer and Chairman     October 14, 1996
     -------------------------------------------        of the Board (Principal Executive
                (Stephen Evans-Freke)                   Officer)

                   /s/ CHRISTINE GRAY-SMITH             Senior Director of Finance               October 14, 1996
     -------------------------------------------        (Principal Financial and Accounting
                (Christine Gray-Smith)                  Officer)

                                                        Director                                           , 1996
     -------------------------------------------
                    (Axel Ullrich)

                    /s/ RICHARD D. SPIZZIRRI            Director and Secretary                   October 14, 1996
     -------------------------------------------
                (Richard D. Spizzirri)

                      /s/ ANTHONY B. EVNIN              Director                                 October 14, 1996
     -------------------------------------------
                  (Anthony B. Evnin)

                    /s/ CHARLES M. HARTMAN              Director                                 October 14, 1996
     -------------------------------------------
                 (Charles M. Hartman)

                      SIGNATURE                                        TITLE                         DATE
------------------------------------------------------  ------------------------------------  -------------------
                        /s/ HEINRICH KUHN               Director                                 October 14, 1996
     -------------------------------------------
                   (Heinrich Kuhn)

                    /s/ DONALD E. NICKELSON             Director                                 October 14, 1996
     -------------------------------------------
                (Donald E. Nickelson)

                         /s/ BRUCE R. ROSS              Director                                 October 14, 1996
     -------------------------------------------
                   (Bruce R. Ross)

                      /s/ GLENN S. UTT, JR.             Director                                 October 14, 1996
     -------------------------------------------
                 (Glenn S. Utt, Jr.)

                       /s/ MICHAEL A. WALL              Director                                 October 14, 1996
     -------------------------------------------
                  (Michael A. Wall)

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                         DESCRIPTION
---------  -------------------------------------------------------------------------------------
     1.1*  Form of Underwriting Agreement
     4.1   Restated Certificate of Incorporation. (1)
     4.2   Certificate of Designation of Series A Junior Participating Preferred Stock of the
            Registrant. (2)
     4.3   Amended and Restated Bylaws. (3)
     5.1*  Opinion of Cooley Godward LLP.
    11.1   Statement re Computation of Net Loss per Share.
    23.1   Consent of Ernst & Young LLP, Independent Auditors.
    23.2   Consent of Cooley Godward LLP. Reference is made to 5.1.
    24.1   Power of Attorney. (see page II-3)

------------------------

 *  To be filed by amendment.

(1) Filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and incorporated herein by reference.

(2) Filed as an exhibit to the Form 8-K Current Report dated July 26, 1995, and incorporated herein by reference.

(3) Filed as an exhibit to the Registration Statement on Form S-1 filed March 30, 1994 (File No. 33-77074), as amended, and incorporated herein by reference.